RR 12-31-05

7·24 solutions™

ANNUAL REPORT | 2005

Powering the Future of Mobility Services Today

Chief Executive Officer's Letter



John J. Sims, CEO

Fellow Shareholders

In 2005 we achieved year over year revenue growth, delivering $18.3 million in revenue, which was 21% growth over 2004, and we made further important penetration into the mobile network operator and mobile virtual network operator market segments. Despite this progress, many will define 2005 by the loss of the subcontract with HP for our gateway deployment at Sprint Nextel, which was no doubt a setback, but it should not be allowed to mask the true progress that the Company made during the year.

In 2005, we successfully won new business at leading mobile operators such as Telefonica Moviles Spain and Swisscom Mobile, at a leading mobile virtual network enabler, Telecordia Technologies, and expanded our relationships with Vodafone UK, Ericsson and Nokia. During the year, we continued to successfully manage costs while strategically investing in new product programs to address emerging market needs. The launch of our Sentinel product addresses an important need within the premium content market, giving service providers and their subscribers the tools they need to protect their subscribers and their communities from unwanted or harmful content. The launch of our MVNO Data Bundle leverages our X-treme Mobility Suite to provide a comprehensive solution to the emerging growth mobile virtual network operator marketplace. Since the launch of the MVNO Data Bundle, 724 has already established itself as a market leader in the MVNO marketplace, with solutions enabling Telcordia, Elisa and Vodafone UK to offer premium data services to MVNOs.

In 2005, we also launched the Unwired Lifestyle,™ our vision of how people will use mobile data services to enhance and enrich their professional and private lives with services relevant to their specific needs, services that preserve and expand user communities across generations of technology, all provided in a manner that makes data services as reliable as voice. In an effort to provide the marketplace with a concrete view of what was possible in the Unwired Lifestyle, we launched two product initiatives that showcase such services serving user communities that span next generation IP and IMS networks and today's legacy networks. Project Golden Gate, launched in September 2005 with a live demonstration at the Fall VON conference in Boston, bridges the access gap between legacy and next generation networks, making the legacy network subscribers appear as part of the IP or IMS networks. Product Thulean, launched at 3GSM World Congress 2006 in Barcelona with a live demonstration, bridges services and applications between legacy networks and the early adopters, extending the reach of new pre-IMS, IP or IMS based services. Combined, Golden Gate and Thulean accelerate the ROI of service providers IP/IMS investments by allowing them to extend the reach of these new services to their installed base of subscribers.

Proposal from Austin Ventures

As discussed under "Subsequent events" in the Management Discussion and Analysis, the Company has accepted a non-binding proposal from Austin Ventures to acquire all outstanding shares not already owned by Austin Ventures. The Company and Austin Ventures are working towards entering into a definitive agreement by April 6, 2006. Any such agreement will require shareholder approval and be subject to all applicable legal and regulatory requirements. We remain committed to our shareholders, customers, suppliers and employees as always during this process.

The Year Ahead

Our focus for 2006 will be to identify the path for a profitable 724 Solutions. In the short term, our focus will remain on revenue growth from a combination of new customers, adoption growth and deployment of second and third products at existing customers, and productivity of our channel partners. Also, in 2006 we will focus on further penetration into the US and European MVNO marketplace and on working closely with our existing MVNO customers to ensure their continued success. We expect that the US market for our Sentinel product will be ready for commercial deployments in the second half of 2006, and that we are strongly positioned with our solution and partnerships to serve this market. International markets will continue to be very important for us, with particular emphasis in Europe, SE Asia and China. In China, we expect to see the government issue 3G licenses late this year, and the China operators will undertake a significant effort to ensure that 3G services are deployed prior to the Summer Olympics in 2008. We will be adding our own local resources in China, extending the partnering strategy that we have had to date.

For the longer term, and as service providers evolve and invest in IP and IMS based networks, we will focus on leveraging our foundation platform, the X-treme Framework, to build products and solutions such as Golden Gate and Thulean, that will enable our vision of the Unwired Lifestyle at our mobile operator and service provider customers.

In 2006, we will stay focused on meeting our financial objectives while we invest in new opportunities that ensure the long-term success of our business. We appreciate your commitment and ongoing support.

Sincerely,



John J. Sims
Chief Executive Officer

Contents

This report contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. For Additional information, please see "Information Regarding Forward-Looking Statements."

The following discussion and analysis should be read together with our audited consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 and accompanying notes set forth elsewhere in this report. All financial information is presented in U.S. dollars.

Some of the statements set forth in this section are forward-looking statements relating to our future results of operations. Our actual results may vary from the results anticipated by these statements. Please see "Information Regarding Forward-Looking Statements".

OVERVIEW

724 Solutions designs, develops, markets and supports software products for use by mobile network operators worldwide. Mobile network operators are telecommunications companies that provide a range of mobile voice and data communications services to their consumer and business customers. Examples of large mobile network operators include Verizon Wireless, Cingular Wireless, Sprint Nextel, Vodafone and China Mobile, some of which currently license our products.

We offer software products that enable Internet connectivity to mobile devices such as mobile phones and handheld computing devices. We also offer software that helps to deliver text messaging, multimedia messaging, voice services and transactions to mobile network operators' end user customers using mobile phones and handheld computing devices.

We were incorporated in 1997 and we introduced our initial products in 1999. At that time, we focused on creating software products that assisted financial services companies in making their traditional services available to their customers through mobile phones and handheld computing devices. In January 2001, we acquired Tantau Software with a view to expanding our customer base, utilizing Tantau's software products to strengthen our products offered to financial services customers, and to expand our sales to mobile network operators. In 2001, we began offering our mobile alerting software products and our mobile Internet gateway product (software that enables Internet connectivity to mobile devices) to mobile network operators. In October 2002, our products and solutions for mobile network operators and other customers were re-branded as the X-treme Mobility Suite of products ("XMS").

In 2002, we concluded that the adoption of wireless technologies by the financial services industry had slowed considerably. At the same time, we judged that the market for mobile data services in the mobile network operator sector was potentially larger and likely to develop sooner. As a consequence, we began to restructure our business to focus on opportunities in the mobile network operator marketplace. During 2004, we completed this process and are now focused on selling our software products to mobile network operators. We no longer offer products developed specifically for financial institutions, although we continue to provide services to a small number of financial services customers and continue to support earlier sales to these customers.

We continue to develop and expand our X-treme Mobility Suite of products for mobile network operators to assist them in growing their next-generation data services. In addition, we may in the future acquire products and/or companies that have developed software that aligns with our X-treme Mobility Suite of products.

Subsequent Events

Proposal from Austin Ventures

On February 28, 2006 we received a proposal from Austin Ventures to acquire all of our outstanding common shares not owned by Austin Ventures for cash consideration of $3.07 per common share.

Austin Ventures proposed that the transaction be effected by way of a court-approved plan of arrangement. In addition to court approval, the transaction would require the approval of our shareholders, including by way of a majority of the votes cast by holders other than Austin Ventures and related parties. Options to purchase our common shares would also be acquired out as part of the acquisition.

Our Board of Directors had previously formed a Special Committee composed entirely of directors who are independent of management and independent of Austin Ventures to consider potential value enhancing strategic transactions for our shareholders. This Special Committee, in consultation with our financial and legal advisors, reviewed and considered the Austin Ventures proposal, as well as other potential means to maximize shareholder value. The evaluation by the Special Committee was independent of ongoing Company operations.

On March 9, 2006, Austin Ventures submitted a revised non-binding proposal to acquire all of our outstanding common shares not owned by Austin Ventures for cash consideration of $3.34 per common share. We accepted the revised proposal after careful consideration and evaluation by our Special Committee of independent directors in conjunction with our financial and legal advisors.

Austin Ventures and us intend to move diligently towards negotiating a definitive arrangement agreement and, subject to receipt of a satisfactory fairness opinion and valuation report and completion by Austin Ventures of its due diligence, completing a transaction in accordance with the agreement and all applicable legal and regulatory requirements. This revised and accepted proposal is set to terminate on April 6, 2006 in the event a definitive arrangement agreement is not reached by that date.

NASDAQ Notice of Non-Compliance

On March 8, 2006 we received a Nasdaq Staff Deficiency Letter indicating that we fail to comply with the Nasdaq's Marketplace Rule 4310(c)(2)(B). Marketplace Rule 4310(c)(2)(B) requires companies listed on the Nasdaq Capital Market to have a minimum of $2,500,000 in stockholders' equity, or $35,000,000 market value of listed securities, or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years.

We submitted a response to Nasdaq and Nasdaq staff is reviewing our eligibility for continued listing on the Nasdaq Capital Market. If Nasdaq is not satisfied with our proposal, they will issue a delisting notice, which can be appealed. In the event such an appeal was not successful, our shares would be delisted from Nasdaq.

Developments in 2005

2005 Stock Option Plan

On April 28, 2005, we held our annual and special meeting of shareholders (the "Meeting"). At the Meeting, our shareholders approved our 2005 Stock Incentive Plan (the "2005 Plan") adopted by our Board of Directors. A total of 775,000 common shares are initially reserved for issuance under the 2005 Plan.

Our shareholders also approved the December 2004 grant of 427,000 options to certain of our executives, officers and directors. Subject to certain conditions, the options vest over four years from the December 2004 grant date. The total fair value at April 28, 2005 was calculated to be $2.8 million using the Black-Scholes option pricing model. The fair value related to those options that remain outstanding is being expensed as stock-based compensation over the remaining vesting period. We expensed approximately $687,000 related to this grant in the 2005. Please see note 9 to our consolidated financial statements for the year ended December 31, 2005.

Termination of Sub-Contract between 724 Solutions and Hewlett-Packard

On October 31, 2005, our subcontract agreement with Hewlett-Packard terminated. We recognized approximately $5.9 million in revenue in the twelve months ended December 31, 2005 related to this subcontract. Our contract with Sprint Nextel for our X-treme Service Activity Manager product is unaffected by this termination.

Critical Accounting Policies and Estimates

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that our critical accounting policies relating to our core ongoing business activities are primarily those that relate to (i) revenue recognition, (ii) allowance for doubtful accounts, (iii) income taxes, (iv) litigation, (v) valuation of intangible assets, (vi) valuation of fixed assets, and (vii) restructuring provisions.

SOURCES OF REVENUE

We derive revenue from licensing our products and providing related services, including installation, integration, maintenance and support. We recognize revenue from our license agreements when all the following conditions are met:

- We have an executed license agreement with the customer;
- We have delivered the software product to the customer;
- The amount of the fees to be paid by the customer is fixed and determinable; and
- Collection of these fees is deemed probable.

Software license agreements can be multiple element arrangements that include related maintenance and implementation fees. Accordingly, the fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence of fair value ("VSOE") of each element in accordance with Statement of Position ("SOP") 97-2. For these multiple element contracts falling under SOP 97-2 for which we do not have sufficient VSOE, we use the residual method to record revenues. Under this method, if we have VSOE for all undelivered elements (typically, services and maintenance) we record the remaining value of the contract as license revenue after allocating full value to the undelivered elements.

In some software license agreements, some of our products cannot be considered "off-the-shelf" and the contracted deliverables and professional services fees may be essential to the functionality of the software. In these circumstances, we recognize revenue as the deliverables and services are performed and revenue is earned in accordance with the percentage of completion method of accounting.

For license and services agreements that provide significant commitments to refunds and/or penalties on the services and/or license components should the system not perform according to documented specifications, we defer recognition of revenue for the amount subject to refund or penalty until we achieve contractually defined milestones or until customer acceptance has occurred, as the case may be for those agreements.

We typically license our software on a per user or capacity basis. Accordingly, our revenue is dependent on whether, and the extent to which our customers continue to use our software.

Product Revenue

Product revenue consists of the following:

- Variable License Fee Arrangement – a variable license fee based on the numbers of users or the total capacity in a period. Revenue is recognized on an ongoing basis when determinable and will vary with the number or the total capacity of our customers' end users. In some of our agreements, there may be a cap on the total license fees paid by our customer for a particular product.
- Reseller/OEM Arrangement – the reseller or OEM typically pays a non-refundable licensing fee for our software and/or a royalty fee based on the related number of users or based on a given capacity. We recognize revenue associated with non-refundable license fees when we have met our revenue recognition criteria for license agreements as outlined above. We recognize royalty fee revenue when the amount is determinable and all of our other revenue recognition criteria for license revenue are met.
- Fixed License Fee Arrangement – a license fee for a fixed number of copies or unlimited use of the software for a period of time ranging from 3 months to perpetuity. If the license is not a perpetual license, we recognize the revenue ratably over the term of the license. If the license is a perpetual license, we recognize the revenue when the general conditions outlined above under "Sources of Revenue" are met.

Service Revenue

Implementation and Customer Service Fees

Revenue from implementation and customer service fees includes fees for implementation of our product offerings (which may include hardware and third party software operating on the hardware), consulting and training services. Customers are charged a fee based on time and expenses and a fee for the hardware and third party software they choose to buy from us. Revenue is recognized as the implementation is performed or as the hardware is delivered and accepted or deferred until we achieve contractually defined milestones or until customer acceptance has occurred, as the case may be, for those contracts.

Maintenance Fees

We receive revenue from maintaining and servicing our products for customers. The maintenance fee is typically equal to a specified percentage of the customer's cumulative license fees, and may include a minimum quarterly amount. If associated with the fixed fee license model, the maintenance revenues received will be recorded as deferred revenue and recognized on a straight-line basis over the contract period. When associated with the variable fee license model, any maintenance payments will be recognized on a monthly basis as earned.

Managed Alerts Service Fees

We receive revenue from providing services to our customers using our managed X-treme Alerts Platform ("XAP"). These can include revenue from voice alerts, Short Message Service (SMS) alerts, Multimedia Message (MMS) alerts, fraud alerts, and collection alerts. Our XAP software is hosted in New Jersey with Computer Sciences Corporation and the voice hardware is hosted in Florida with InterVoice. Customers typically pay a per alert fee, subject to monthly minimums. The fees are recognized on a monthly basis as earned.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Our general credit terms are 30 to 60 days from the invoice date. We perform an ongoing credit evaluation of each customer's financial condition and if the financial condition of a customer deteriorates, resulting in an impairment of its ability to make payment, an additional allowance would be required. At December 31, 2005, our allowance for doubtful accounts totals $19,000. Our maximum exposure to loss on receivables at any point in time is the total accounts receivable, which was $2.5 million at December 31, 2005. Due to the significant number of estimates utilized in determining an expected rate of uncollectible receivables, actual results of collections could be materially different from these estimates.

Income Taxes

We record a valuation allowance against deferred income tax assets when we believe it is not more likely than not that some portion or all of the deferred income tax assets will be realized. We consider factors such as the reversal of deferred income tax liabilities, projected taxable income, the character of the income tax asset and the potential for realization due to tax planning strategies. At December 31, 2005, while we have $86.6 million in available net tax benefit of loss carry forwards and other deferred tax assets, we have experienced losses in recent years and the extent of future income for tax purposes before utilization of these benefits is uncertain. Accordingly, the entire balance of deferred tax assets has been reduced by a valuation allowance. Due to the significant number of estimates and projections utilized in determining an appropriate valuation for our deferred income tax assets, the actual valuation allowance against the tax assets could be materially different from these estimates.

Litigation

We are a party from time to time to legal proceedings, such as the securities litigation relating to our initial public offering. In these cases, we assess the likelihood that a loss will result, as well as the amount of that loss, and the financial statements provide for the best estimate of the losses. In making our assessment of the existence of a loss, we consider advice from legal counsel, the nature of the claim and other settlements, if any, that are occurring from similar claims. To the extent that any of these legal proceedings are resolved and require us to pay an amount in excess of what has been provided for in the financial statements, we would be required to record, against earnings, the excess at that time. If the resolution resulted in a gain, or a loss less than that provided for, the gain is recognized when received or receivable.

Valuation of Intangible Assets

We have acquired several other businesses. As part of the completion of any business combination, we are required to value any intangible assets acquired at the date of acquisition. We utilize the most current internally-generated and publicly available information to develop an estimate of future undiscounted cash flows including, among other things, estimated lives, residual values and terminal values, and believe the estimates to be reasonable at the date prepared. This valuation is inherently subjective, and necessarily involves judgments and estimates regarding future cash flows and other operational variables of the intangible assets acquired. There can be no assurance that the judgments and estimates made at the date of acquisition will reflect future performance of the acquired intangible assets. To assist us with the valuation process, we have adopted the practice of using independent valuation experts in the valuation process for intangible assets acquired through material acquisitions. However, it is possible that either we or the independent valuation experts will make judgments or estimates that differ from actual circumstances. In these cases, we may be required to record a provision or write-off certain of our intangible assets. Similarly, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we are required to annually test the value of our goodwill. Changes in estimates could result in different conclusions for the underlying value of goodwill. We perform our annual impairment testing on goodwill at December 31 of each fiscal year, provided that circumstances do not arise during the year that would necessitate an earlier evaluation. As at December 31, 2005, the carrying value of our goodwill and intangible assets has been written down to nil.

Valuation of Fixed Assets

We monitor the appropriateness of the carrying values of our fixed assets, primarily office furniture and computer software and equipment, on an ongoing basis, in accordance with applicable accounting requirements. As required, if an indicator of potential impairment is evident, we will review the projected undiscounted future cash flows associated with the relevant fixed asset, to determine if the undiscounted cash flows exceed the carrying amount of the fixed asset. If it is determined that the net carrying amount of the fixed asset is not recoverable, then an adjustment would be made to reduce the net carrying amount to the fair value amount of the asset. We utilize the most current internally-generated and publicly available information to develop our estimates of future undiscounted cash flows including, among other things, estimated lives, residual values and terminal values, and believe the estimates to be reasonable. Additionally, determination of fair values of fixed assets may also involve various methods of estimation, if comparable independent fair values are not readily available. Accordingly, different assumptions related to cash flows or fair values of fixed assets could materially affect our estimates. We have recorded charges to write-down fixed assets, primarily arising due to the restructuring activities we have undertaken. As at December 31, 2005, our net book value of fixed assets was $836,000.

Restructuring Provisions

We record restructuring provisions when specified criteria under accounting principles are met. While these provisions are substantially based on contractual terms, it is necessary to make estimates of the fair values of liabilities in some circumstances, primarily when the charge includes future costs to be incurred on leased space which is no longer being used but for which the lease agreement has not been terminated. In these cases, we estimate the fair value of future sub-lease rentals that will be realized over the term of the agreement. These estimates take into account expected demands and prices available for the specific space in the areas the lease is located. Unless we have a fixed sub-lease for the remaining term of the lease arrangement, the actual amount of sub-lease rental income may differ from the estimates used in developing the provision and those changes may be material. Changes in estimated sub-lease income are recognized as determinable.

Results of Operations

Year ended December 31, 2005 compared to year ended December 31, 2004

Our consolidated financial statements for 2005 have been prepared in accordance with U.S. generally accepted accounting principles.

Revenue

Product Revenue

Product revenue was $7.4 million in the year ended December 31, 2005, compared to $8.8 million in 2004. Revenue from our X-treme Mobility Suite of products was $7.1 million in the year ended December 31, 2005 compared to $8.5 million in 2004. Our principal revenue producing deployments for XMS in both 2005 and 2004 were Hewlett-Packard (as a reseller to Sprint Nextel), Nokia and Vodafone. On October 31, 2005, our subcontract agreement with Hewlett-Packard terminated. This change resulted in a decrease in product revenue of approximately $656,000 in the fourth quarter of 2005 compared to the prior quarter. For the year ended December 31, 2005, product revenue from Hewlett-Packard (as a reseller to Sprint Nextel) decreased by $2.3 million compared to 2004 as Sprint Nextel had significant adoption in 2004. Product revenue from Nokia decreased by approximately $313,000, product revenue from Vodafone increased by approximately $106,000 and revenue from additional license sales to existing customers and license sales to new customers accounted for product revenue of $1.2 million.

The termination of the Hewlett-Packard subcontract is expected to reduce our product revenue from Hewlett-Packard (as a reseller to Sprint Nextel) by approximately $3.1 million in 2006 compared to 2005. Our contract with Sprint Nextel for our X-treme Service Activity Manager product is unaffected by this termination.

In 2005, the XMG product accounted for approximately 63% of our XMS revenue and the Application Gateway ("AGW") product accounted for approximately 24% of XMS revenue. In 2004, the XMG and AGW products accounted for approximately 74% and 24% of the XMS revenue, respectively. While we provide our customers with fixed or variable pricing alternatives, in 2005, as in 2004, essentially all of our key revenue producing contracts for the XMS suite were on a variable pricing model. We anticipate that the XMS products will generate most of our product revenue in 2006.

During 2005 and 2004, product revenue from the financial services industry was $308,000 and $328,000, respectively. We will continue to perform under the contracts we currently have with our financial services customers. We anticipate that revenue from these customers in 2006 will remain close to 2005 levels or decline slightly. Our ability to achieve this revenue, however, is dependent on our remaining financial services customers renewing their contracts.

Service Revenue

Service revenue increased to $10.8 million for the year ended December 31, 2005 from $6.2 million in 2004.

In 2005, service revenue from XMS increased to $10.0 million from $5.2 million in 2004. Implementation and customer service fee revenue increased to $4.9 million in 2005 from $1.7 million in 2004. Implementation and customer service fee revenue included approximately $1.0 million and $474,000 related to the delivery of hardware in 2005 and 2004, respectively. Of the $3.2 million increase in implementation and customer service fee revenue, approximately $1.4 million related to increased integration and delivery of hardware to Vodafone, approximately $238,000 related to increased professional services at Nokia, approximately $647,000 was related to a new XMG and XAP installation at a customer in North America, approximately $350,000 was related to a new XAP installation at a customer in Europe, approximately $183,000 was related to a new X-treme Service Activity Manager ("XSAM") installation at customer in Asia and most of the remaining increase was a result of increased implementation revenue related to our XSAM and XAP products.

Managed alerts services revenue was $513,000 in 2005 compared to $455,000 in 2004. Maintenance revenue related to XMS increased to $4.5 million in 2005 from $3.0 million in 2004.

Maintenance revenue from Nokia increased by approximately $820,000 due to increased deployment and the fact that we had a full year of revenue from AGW in 2005, maintenance revenue from Hewlett-Packard (as a reseller to Sprint Nextel) increased by approximately $264,000 due to an increased subscriber base using Sprint Nextel services, maintenance revenue from Vodafone increased by approximately $218,000 and maintenance revenue from other deployments increased by a net of approximately $260,000.

The termination of the Hewlett-Packard reseller agreement resulted in a decrease in service revenue of approximately $524,000 in the fourth quarter of 2005 compared to the prior quarter and is expected to reduce our services revenue from Hewlett-Packard (as a reseller to Sprint Nextel) by approximately $2.8 million in 2006 compared to 2005.

Service revenue from the financial services industry was $852,000 in 2005, down from $1.1 million in 2004, mainly because some financial services customers did not renew maintenance contracts.

Operating Expenses

Cost of Product Revenue

Our product revenue consists of the sale of software licenses, typically on a per user or capacity basis. There are no significant out-of-pocket costs associated with manufacturing our software. Costs that are associated with our software are as follows:

- Development costs: Software development costs are capitalized beginning when a product's technological feasibility has been established, which generally occurs upon completion of a working model, and ending when a product is available for general release to customers. All subsequent costs are expensed as incurred. To date, the completion of working models of our products has substantially coincided with the general release of the products. As a result, we have not capitalized any software development costs, since those costs have not been significant.
- Amortization of intangible assets: This includes intellectual property that we have acquired and either license as a stand alone product or embed in our software product. The acquired software products are amortized on a straight-line basis over a period of two to five years. All acquired software products had been fully amortized or written down to nil by the end of September 2003 (see note 7 to our consolidated financial statements). Therefore, the amount amortized in 2005 was nil (2004 – nil).
- Other: Some of our products include third party embedded software. In 2005, we recorded $28,000 of license fees to third party vendors for the use of their software that has been embedded in our software (2004 – $26,000).
- Cost of product revenue also includes the cost of third party inventory purchased from third parties and sold to our customers. In 2005 as in 2004, we did not purchase or sell any third party inventory to our customers.

Cost of Services Revenue

Cost of services revenue consists primarily of personnel costs associated with customer support, training and implementations, as well as amounts paid to third-party consulting firms for those services, together with an allocation of expenses for our facilities and administration. It also includes the cost of hardware and third party software that our customers require us to provide.

Cost of services revenue was $7.4 million for the year ended December 31, 2005, compared to $6.6 million in 2004, an increase of 12%. Integration, product support and managed services related revenue were all higher in the year ended December 31, 2005 compared to 2004, leading to increased costs in these areas. Hardware costs related to customer deployments were approximately $900,000 in 2005 compared to $400,000 in 2004. Due to improved resource utilization, cost of services revenue increased by a lower percentage than revenue. As a result, cost of services revenue as a percentage of total revenue was 41% for the year ended December 31, 2005, compared to 44% in 2004.

We ended 2005 and 2004 with 23 and 21 professional services personnel, respectively, and our average professional services headcount was 25 in 2005 and 16 in 2004. Professional services personnel costs increased by 30% in 2005 compared to 2004 while average headcount increased by 57%. The geographic mix of our professional services personnel has changed from 2004 to 2005, resulting in a lower cost per employee.

Research and Development

Research and development expenses include compensation of software development teams working on the continuing enhancement of our products as well as our quality assurance and testing activities. These expenses also include the cost of retaining independent contractors and consultants, software licensing expenses, and allocated operating expenses.

Research and development (R&D) expenses increased to $7.0 million for the year ended December 31, 2005, compared to $6.3 million in 2004, an increase of 11%. Due to our acquisition of the AGW product in the second quarter of 2004 and to meet customer commitments in other areas, we have added R&D personnel since March 2004. We ended 2005 and 2004 with 56 and 49 research and development personnel, respectively.

Costs related to R&D personnel increased by 4% in 2005 from 2004, while average headcount increased by 20% year over year. Our R&D costs have increased by a lower percentage than our R&D headcount because we have a higher proportion of our development team in more cost-effective locations.

We continue to evaluate our R&D expenditure needs based on our product architecture and services and the current market environment. We anticipate that we will hire additional development personnel in 2006. R&D expense, as a percentage of revenue, was 38% for the year ended December 31, 2005, compared to 42% in 2004.

Sales and Marketing

Sales and marketing expenses include compensation of sales and marketing personnel, public relations and advertising, trade shows, marketing materials and allocated operating expenses.

Sales and marketing (S&M) expenses were $4.0 million for the year ended December 31, 2005, compared to $5.0 million in 2004. The decrease is a result of the reduction in the average number of sales and marketing personnel to 17 in 2005 from 19 in 2004 and significant reductions in other sales and marketing expenditures. We ended 2005 and 2004 with 17 and 18 sales and marketing personnel, respectively. We continue to monitor our sales and marketing expenditures to ensure that they remain aligned with our targeted opportunities as well as prevailing market conditions. S&M expense, as a percentage of revenue, was 22% for the year ended December 31, 2005, compared to 33% in 2004.

General and Administrative

General and administrative (G&A) expenses include salaries and benefits for corporate personnel and other general and administrative expenses such as facilities, travel and professional consulting costs. Our corporate staff includes executive officers and business development, financial planning and control, legal, human resources and corporate administration staff.

G&A expenses increased to $3.4 million for the year ended December 31, 2005, compared to $3.1 million in 2004. The average number of G&A personnel was 13 in 2005 compared to 14 in 2004 and we ended 2005 with 13 general and administrative staff, unchanged from December 31, 2004. G&A expense, as a percentage of revenue, was 18% for the year ended December 31, 2005, compared to 20% in 2004. We may need to add additional staff in this area in the coming year to address the increased level of regulatory compliance in today's environment.

Depreciation

Depreciation expense was $597,000 in the year ended December 31, 2005, compared to $595,000 in 2004. In 2004 and 2005, we began to reinvest in fixed assets and anticipate that we will make further purchases of fixed assets in 2006.

Stock-based Compensation

Effective January 1, 2003, we prospectively adopted the fair value accounting method for stock-based awards, as prescribed by SFAS 123, Accounting for Stock-based Compensation. Prior to January 1, 2003, we elected not to apply fair value accounting to stock-based awards to employees, other than for direct awards of stock and awards settleable in cash, which required fair value accounting. Prior to January 1, 2003, for awards not elected to be accounted for under the fair value method, we accounted for stock-based compensation in accordance with Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees ("APB 25"). APB 25 is based upon an intrinsic value method of accounting for stock-based compensation. Under this method, compensation cost is measured as the excess, if any, of the quoted market price of the stock issuance at the measurement date over the amount to be paid by the employee.

We adopted fair value accounting for stock-based awards using the prospective application transitional alternative available in SFAS 148, Accounting for Stock-based Compensation - Transition and Disclosure. Accordingly, the fair value method is applied to all awards granted, modified or settled on or after January 1, 2003. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the service period, that is the award's vesting period. When awards are exercised, share capital is credited by the sum of the consideration paid together with the related portion previously credited to additional paid-in capital when compensation costs were charged against income or acquisition consideration.

Stock-based awards that are settled in cash or that may be settled in cash at the option of employees are recorded as liabilities. The measurement of the liability and compensation cost for these awards is based on the intrinsic value of the award, and is recorded into operating income over the service period, that is the vesting period of the award. Changes in our payment obligation subsequent to vesting of the award and prior to the settlement date are recorded as compensation cost over the service period in operating income. Stock-based awards that are settled in cash or equity at our option are recorded at fair value on the date of grant and recorded as additional paid-in capital. The fair value measurement of the compensation cost for these awards is based on the Black-Scholes option pricing model, and is recorded in operating income over the service period, that is the vesting period of the award. When awards are exercised, share capital is credited with the related portion previously credited to additional paid-in capital.

Stock-based compensation increased to approximately $1.0 million for the year ended December 31, 2005, compared to $152,000 for the year ended December 31, 2004. Stock compensation expenses in both periods related to the expensing of the fair value of options granted since January 1, 2003.

At our April 28, 2005 annual and special meeting of shareholders (the "Meeting"), our stockholders approved our 2005 Stock Incentive Plan (the "2005 Plan") adopted by our Board of Directors. A total of 775,000 common shares are initially reserved for issuance under the 2005 Plan. Our stockholders also approved the December 2004 grant of 427,000 options to certain of our executives, officers and directors. Subject to certain conditions, the options vest over four years from the December 2004 grant date. The total fair value at April 28, 2005 was calculated to be $2.8 million using the Black-Scholes option pricing model. The fair value related to those options that remain outstanding will be expensed as stock-based compensation over the remaining vesting period. Approximately $687,000 of the $1.0 million in stock-based compensation expense in 2005 related to this grant.

Restructuring Costs

We recorded restructuring charges of nil in 2005 compared to a net restructuring charge of $1.0 million in the year ended December 31, 2004.

Included in our "Accrued Liabilities" as at December 31, 2005 is approximately $93,000 in remaining obligations arising from a restructuring activity undertaken in 2002. Specifically, it relates to the remaining costs associated with an office in Europe that we have vacated. The space was sublet but we are obligated to refurbish the space at the end of the lease. We expect to pay out the remaining balance by the end of the first quarter of 2006.

We continue to evaluate costs on an ongoing basis to determine if costs of a particular product or function are warranted given the anticipated revenue from or contribution to the business of that product or function.

Interest Expense

We had a net interest expense of $709,000 in the year ended December 31, 2005, compared to a net interest expense of $396,000 in 2004. We issued $8.0 million in convertible notes in the second quarter of 2004; the interest expense associated with this debt was $989,000 in 2005 compared to $524,000 in 2004. Included in the $989,000 was $850,000 payable to Austin Ventures, amortization of deferred charges of $117,000 and amortization of the beneficial conversion feature of $22,000. The increase resulted mainly from the fact that we had a full year of interest in 2005 compared to a partial year in 2004. Interest derived from cash and cash equivalent balances and short-term investments, representing primarily the proceeds from the convertible debt financing completed in the second quarter of 2004, was $280,000 in 2005 compared to $128,000 in 2004. The increase resulted from having a higher average cash and short-term investment balance in 2005 and higher interest rates in 2005.

Net interest expense is expected to be approximately $900,000 in 2006, consisting of $1.0 million in interest charges related to the convertible notes payable to related parties offset by interest income of approximately $130,000.

Loss on Settlement of Liability

In the year ended December 31, 2005, we issued 33,549 common shares with a market value of $268,000 in settlement of interest owing of $103,000 and recorded a loss on settlement of liability of $165,000. The payment was related to the extinguishment of the liability related to interest due on the convertible notes payable to related parties. We have the option of paying the interest portion due quarterly on the notes payable in cash or shares at a conversion price of $3.07 (see note 8 to the consolidated financial statements for further details). In the event we settle future interest obligations in shares, we will record additional charges, the amount of which will depend on the price of our shares at the time of settlement.

Net Loss

Our net loss decreased to $6.1 million for year ended December 31, 2005 compared to $8.0 million in 2004. Our net loss has decreased due to a number of factors. Our revenue increased by $3.2 million and we maintained tight control over our operating costs. The 2004 loss included the $1.0 restructuring charge described above. Stock-based compensation charges increased significantly in 2005 to $1.0 million from $152,000 in 2004.

Developments in 2004

Adoption of U.S. Generally Accepted Accounting Principles for Reporting Purposes

In 2003 and prior years, our consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and we have included a reconciliation to U.S. generally accepted accounting principles. Beginning in 2004, our consolidated financial statements have been prepared using U.S. generally accepted accounting principles. We have determined that this is appropriate as the majority of our shareholders reside in the United States. Comparative financial statements have been restated to reflect this change in basis of presentation and a reconciliation setting out the differences between U.S. and Canadian generally accepted accounting principles as applied to our consolidated financial statements is provided in note 20 to our annual audited financial statements included elsewhere in this report.

Convertible Debt Issuance to Related Party

In the second quarter of 2004, we arranged a private placement of secured convertible promissory notes with Austin Ventures, a related party, for a total principal amount of $8,000,000. Austin Ventures is our largest beneficial shareholder.

The first tranche of the financing involved the issuance of $3,044,000 of convertible notes and was completed on May 14, 2004. In accordance with the policies of The Toronto Stock Exchange and the NASDAQ National Market, shareholder approval was required to complete the second tranche of the financing. We obtained the approval on June 29, 2004 and completed the second tranche of the financing by issuing $4,956,000 of convertible notes.

The notes have a three (3) year term and carry an interest rate of 2.5% per quarter. The notes are secured by substantially all of our assets. All outstanding principal and interest is convertible into our common shares at a conversion price of $3.07 per share. If we issue any common shares or securities convertible into common shares at a price that is less than the conversion price of the notes then in effect, then the conversion price shall be subject to a weighted average anti-dilution adjustment. The conversion price will not be lowered by more than 15% of the initial conversion price of $3.07.

The principal and interest payable at maturity can be converted into our common shares at the option of Austin Ventures. All interest accrued in the second and third quarters of 2004 plus 50% of the interest charges thereafter are payable at maturity. The periodic interest payments can be paid in common shares at our option at the conversion price then in effect on the interest payment date so long as the market price of the shares on that date is greater than the conversion price. We also agreed to include two nominees from Austin Ventures in any slate of directors proposed for shareholder approval.

Asset Purchase

In the second quarter of 2004, we completed an agreement with Nokia (NYSE: NOK) to acquire the Nokia Multimedia Application Gateway (AGW) product. AGW is a software product that provides subscriber functionality to a mobile network operator's multimedia messaging services. AGW has been decoupled from the mobile network operator's multimedia message delivery infrastructure, usually provided by a Multimedia Messaging Service Center (MMSC), so that new multimedia functionality can be added into AGW, allowing mobile network operators to rapidly deploy new multimedia services, without the need to update their messaging infrastructure.

The current subscriber functionality provided by AGW is Legacy Device support, Email Smart Push and Multimedia Album.

- Legacy Device Support: As mobile network operators offer multimedia services, such as picture messaging (taking a picture using a camera phone, and sending it), the subscribers to whom they can offer these services is limited to those subscribers with multimedia capable terminals. With Legacy Device support, subscribers who do not have multimedia capable terminals can still participate in multimedia services. These subscribers receive a text message with a link to a website where they can view the multimedia messages sent to them. This expands the addressable subscriber base for multimedia services.
- Email Smart Push (ESP): ESP allows multimedia subscribers to send multimedia messages to email addresses (versus phone numbers). This expands the addressable subscriber base for multimedia services.
- Multimedia Album: The Multimedia Album is a web-based service that allows subscribers to create, edit, store, send and share multimedia messages. Additionally, subscribers can upload multimedia messages from their terminals into their albums, and upload media from their PCs into their album.

In the transaction, we purchased approximately $500,000 of development hardware that was deployed in the Toronto development center. We also signed an OEM agreement under which Nokia will continue to offer the product to its existing and future customers.

Restructuring and Other Charges

During 2004, we determined it was appropriate to implement additional cost reductions. These efforts were implemented in order to reduce our total cost of revenue, development, sales and marketing and general and administrative costs from approximately $5.8 million in the first quarter of 2004 to approximately $5.0 million in the fourth quarter of 2004, excluding any hardware costs that may be part of a sale to a customer. As part of these restructuring efforts, we reduced our worldwide workforce by 23 people (2 in professional services, 3 in sales and marketing, 13 in research and development, and 5 in general and administration). This headcount reduction was a result of consolidating development and G&A personnel by closing our offices in Germany and Finland, and reducing our marketing and sales employees from whom we did not expect to generate significant revenue. These activities were substantially completed by June 2004. At December 31, 2004, we had no significant remaining obligations due to our restructurings. In the first quarter of 2004, we initially announced that we would reduce our headcount by approximately 40 people. With the acquisition of the AGW product in the second quarter, the additional terminations planned in the first quarter were not carried out, as these development staff were redeployed to develop and support the AGW product.

As a result of these transactions, we recorded $1.2 million in restructuring charges during 2004 of which $674,000 related to severance and $500,000 related to lease exit costs. This amount was offset by a reduction of $181,000 in our 2002 restructuring reserve, as hosting exit costs were lower than we had projected. The $1.2 million amount is the net of the $2.1 million restructuring charge in the first quarter and the $900,000 reversal in the second quarter as described above, and an additional $26,000 reversal in the fourth quarter of 2004.

Included in our "Accrued Liabilities" as at December 31, 2004 is approximately $93,000 in restructuring reserve related to a restructuring activity undertaken in 2002, specifically to costs associated with an office in Europe that we have vacated. Although the space is sublet, we are obligated to refurbish the space at the end of the lease. We expect to pay out the remaining balance by the end of the first quarter of 2006.

Results of Operations

Year ended December 31, 2004 compared to year ended December 31, 2003

Revenue

Product Revenue

In the year ended December 31, 2004, product revenue increased to $8.8 million from $7.0 million in 2003. Revenue from our X-treme Mobility Suite of products increased to $8.5 million in 2004 from $5.8 million in 2003. Our principal revenue producing deployments for XMS were Hewlett-Packard (as a reseller to Sprint Nextel), Nokia and a European MNO. Hewlett-Packard (as a reseller to Sprint Nextel) contributed $151,000 of the increase in our XMS product revenue through strong continued customer adoption of mobile data services on Sprint Nextel's network. Our OEM relationship with Nokia contributed $2.0 million of the increase and a European XMG customer accounted for $863,000 of the increase. The increases were partially offset by decreasing product revenue at other deployments, most notably at Radiolinja Origo, where product revenue declined by $329,000 in 2004 compared to 2003, as the 2003 amount included a one-time license fee. In 2004, the XMG product accounted for approximately 74% of our revenue from XMS and the AGW product, the new product purchased from Nokia in 2004, accounted for approximately 24% of the XMS revenue. In 2003, our XMG product accounted for approximately 93% of the XMS revenue. While we provide our customers with fixed or variable pricing alternatives, in 2004, as in 2003, essentially all of our key revenue producing contracts for the XMS suite were on a variable pricing model.

During 2004 and 2003, product revenue from the financial services industry was $328,000 and $1.2 million, respectively, as some older contracts ended and were not renewed by our financial services customers.

Service Revenue

Service revenue increased to $6.2 million for the year ended December 31, 2004 from $5.9 million in 2003.

In 2004, service revenue from XMS increased to $5.2 million from $2.7 million in 2003. Implementation and customer service fee revenue was $1.7 million in 2004 compared to $1.0 million in 2003. Approximately 50% of the increase was a result of the delivery of hardware to a customer, and the remaining increase was a result of increased implementation revenue related to our XMG revenue. Managed alerts services revenue was $455,000 in 2004 compared to nil in 2003, primarily due to one customer adopting this platform as a key part of its customer retention and loyalty program. Maintenance revenue, mainly from Hewlett-Packard (as a reseller to Sprint Nextel) and Nokia totaled $3.0 million, up $1.3 million from $1.7 in the previous year. Maintenance from Hewlett-Packard (as a reseller to Sprint Nextel) increased due to a significantly increased subscriber base using Sprint Nextel services, while the AGW product maintenance revenue was $378,000 in 2004.

Service revenue from the financial services industry was $1.1 million in 2004, down from $3.2 million in 2003, as our older contracts were not renewed by our financial services customers, resulting in less service work for these customers.

Operating Expenses

Cost of Product Revenue

Amortization of intangible assets includes intellectual property that we have acquired and either license as a stand-alone product or embed in our software products. The acquired software products are amortized on a straight-line basis over a period of two to five years. All acquired software products had been fully amortized or written down to nil by the end of September 2003. Therefore, the amount amortized in 2004 was nil, compared to $3.5 million in 2003.

Some of our products include third party embedded software. In 2004, we recorded $26,000 of license fees to third party vendors for the use of their software that has been embedded in our software.

Cost of Services Revenue

Cost of services revenue was $6.6 million for the year ended December 31, 2004, compared to $6.0 million in 2003, an increase of 10%. Included in the 2004 amount is approximately $400,000 in hardware costs related to a customer deployment. Our average professional services headcount was 20 in 2004 and 2003. We ended 2004 and 2003 with 22 and 17 professional services personnel, respectively. Cost of services revenue, as a percentage of total revenue, was 44% for the year ended December 31, 2004, compared to 47% in 2003.

Research and Development

Research and development (R&D) expenses decreased to $6.3 million for the year ended December 31, 2004, compared to $9.4 million in 2003, a reduction of 34%. The decrease is a result of our restructuring initiatives, as a result of which we reduced our average R&D headcount to 52 in 2004 from 65 in 2003, a reduction of 20%. We ended 2004 and 2003 with 57 and 48 research and development personnel, respectively. In addition, through our restructuring initiatives, we reduced the average cost per development employee by approximately 17%, by locating more of our development team in a more cost-effective location. R&D expense, as a percentage of revenue, was 42% for the year ended December 31, 2004, compared to 73% in 2003.

Sales and Marketing

Sales and marketing (S&M) expenses were $5.0 million for the year ended December 31, 2004, compared to $7.0 million in 2003, a reduction of 28%. The decrease is a result of the reduction in the average number of sales and marketing personnel to 19 in 2004 from 27 in 2003 – a reduction of 29% and a $350,000, or 50% reduction on marketing expenditures primarily related to public relations and industry events. We ended 2004 and 2003 with 17 and 21 sales and marketing personnel, respectively. S&M expense, as a percentage of revenue, was 33% for the year ended December 31, 2004, compared to 54% in 2003.

General and Administrative

G&A expenses decreased to $3.1 million for the year ended December 31, 2004, compared to $4.1 million in 2003 – a reduction of 25%. The decrease in G&A expenses reflects our restructuring initiatives through which we reduced our average yearly headcount in G&A to 15 in 2004 from 20 in 2003, a reduction of 25%. We ended 2004 and 2003 with 13 and 18 general and administrative staff, respectively. The reduction in personnel together with a reduction in our insurance costs (primarily our directors and officers insurance) and legal fees resulted in savings of approximately $200,000, $230,000 and $250,000, respectively. G&A expense, as a percentage of revenue, was 20% for the year ended December 31, 2004, compared to 32% in 2003.

Depreciation

Depreciation expense was $595,000 in the year ended December 31, 2004, compared to $908,000 in 2003. Depreciation decreased as we continue to utilize fixed assets that were fully depreciated.

Stock-based Compensation

Stock-based compensation decreased to $152,000 for the year ended December 31, 2004, all related to the fair value of options granted in 2003 and 2004, compared to $1.7 million for the year ended December 31, 2003. The 2003 expense included $1.6 million related to the amortization of deferred stock-based compensation recorded as a result of assuming, through acquisitions, stock option plans that included unvested options and common shares.

Restructuring Costs

During 2004, we determined it was appropriate to implement additional cost reductions. These efforts were implemented in order to reduce our total cost of revenue, development, sales and marketing and general and administration costs from approximately $5.8 million in the first quarter of 2004 to just over $5.0 million, excluding hardware costs included in cost of revenue, in the fourth quarter of 2004. As part of these restructuring efforts, we reduced our worldwide workforce by 23 people (2 in professional services, 3 in sales and marketing, 13 in Research and Development, and 5 in general and administration). This headcount reduction was a result of consolidating development and G&A personnel by closing our offices in Germany and Finland, and reducing our marketing and sales employees from whom we did not expect to generate significant revenue. These activities were substantially completed by June 2004. Additional terminations planned in the first quarter were not carried out due to the Nokia asset purchase in the second quarter.

As a result of these transactions, we recorded $1.2 million in restructuring charges of which approximately $700,000 related to severance and $500,000 related to lease exit costs. The $1.2 million number is the net of the $2.1 million restructuring charge in the first quarter and the $900,000 reversal in the second quarter.

Included in our "Accrued Liabilities" as at December 31, 2004 is approximately $93,000 in remaining obligations arising from a restructuring activity undertaken in 2002. Specifically, it relates to the remaining costs associated with an office in Europe that we have vacated. Although the space is sublet, we are obligated to refurbish the space at the end of the lease. We will pay out the remaining balance by the end of the first quarter of 2006.

Write-down of Goodwill, Intangibles and Other Assets

In 2003, we assessed the carrying value of our goodwill by comparing the carrying value of our net assets (approximately $23.8 million, including the amount then assigned to goodwill) to the quoted market price (which we believe is an indicator of the fair market value) of our stock (approximately $16.9 million calculated using the average closing price of our shares on The Nasdaq Stock Market on the 22 business days in December 2003). Based on this analysis, we concluded that an impairment in the carrying value of goodwill had occurred. After allocating our fair value to the fair value of our tangible and intangible assets (which we estimated to be higher than the book value) the resulting implied value of goodwill was determined to be nil. Accordingly, we recorded a write-down of $9.1 million.

Interest Expense

We had a net interest expense of $396,000 in the year ended December 31, 2004, compared to net interest income of $254,000 in 2003. We issued $8 million in convertible notes in the second quarter of 2004; the interest expense associated with this debt was $524,000 in 2004. Interest derived from cash and cash equivalent balances and short-term investments, representing primarily the unused portion of the proceeds from our issuances of common shares as well as from the convertible debt financing completed in the second quarter of 2004 was $128,000 in 2004. In 2003, interest income in 2003 was net of interest expense related to a note payable. The note was fully repaid by the end of the first quarter of 2003.

Net Loss

Our net loss decreased to $8.0 million for year ended December 31, 2004 compared to $28.3 million in 2003. Our net loss has decreased due to a number of factors. Our revenue increased by $2.2 million and we had lower operating costs as a result of our restructuring initiatives. We wrote down the remaining goodwill of $9.1 million in 2003 and amortized the remaining intangible assets of $3.5 million. Stock-based compensation charges decreased significantly in 2004 to $152,000 from $1.7 million in 2003 and depreciation expenses were lower by $313,000 in 2004 compared to 2003.

Liquidity and Capital Resources

The following table presents selected financial information as of December 31, 2005, 2004 and 2003 (in thousands):

As at December 31	2005	2004	2003
Cash and cash equivalents	$ 5,272	$ 5,417	$ 13,436
Short-term investments	4,009	8,005	1,748
Restricted cash	219	210	198
	9,500	13,632	15,382
Working capital	616	424	(1,278)
Current assets less current liabilities	$ 10,116	$ 14,056	$ 14,104

At December 31, 2005, our cash and short-term investments were $9.5 million compared to $13.6 million in 2004, a reduction of $4.1 million. The reduction in our cash balance included our loss, excluding non-cash items of $4.0 million, a source of $141,000 related to changes to balance sheet items, a source of $61,000 related to the exercise of stock options and a use of $345,000 related to additions to capital assets.

Our accounts receivables balance as at December 31, 2005 was $2.5 million; with over 93% of the balance being either current or less than 30 days past due. We did not incur any bad debt expense in 2005 or in 2004 and we believe that the current reserve of $19,000 is sufficient and that accounts receivable will be collected. Our accrued liabilities balance of $1.6 million includes approximately $93,000 of restructuring reserves that we anticipate will be paid in 2006. Other accrued liabilities and accounts payable are anticipated to remain at approximately the same levels.

The following table presents selected financial information for the years ended December 31, 2005, 2004 and 2003 (in thousands):

For the year ended December 31	2005	2004	2003
Cash from (used in) operating activities	$ (4,000)	$ (8,415)	$ (22,854)
Cash from (used in) financing activities	61	7,670	(600)
Cash from (used in) investing activities	3,642	(7,274)	17,761
Effect of exchange rate changes on cash	152	-	-
Net decrease in cash and cash equivalents	$ (145)	$ (8,019)	$ (5,693)

Net cash used in operating activities decreased to $4.0 million for the year ended December 31, 2005, compared to $8.4 million in 2004. Our revenue has increased year over year and we have maintained tight control over our expense structure. Net cash used in operating activities in 2005 consisted of our net loss of $6.1 million, less non-cash expenses of $1.9 million (depreciation and amortization of $597,000, amortization of deferred charges of $119,000, stock-based compensation of $1.0 million and loss on settlement of liability of $165,000), offset by a cash source of $141,000 related to changes to balance sheet items.

Net cash used in operating activities in 2004 consisted of our net loss of $8.0 million, cash outflows of $1.9 million related to severance, historic acquisition and hosting exit payments, offset by a cash source of $271,000 related to other working capital changes, a cash source of $435,000 related to long-term liabilities and long-term interest payable increases and non-cash items, primarily depreciation and amortization charges of $661,000, and stock-based compensation expense of $152,000.

Financing activities provided a cash source of $61,000 for the year ended December 31, 2005, compared to a cash source of $7.7 million in 2004. The 2005 amount was related to the issuance of common shares upon the exercise of options, while the 2004 amount was composed of $8.0 million from the issuance of convertible notes payable to related parties in the second quarter of 2004, offset by a cash use of $351,000 related to issuance costs, plus $22,000 related to the issuance of common shares upon the exercise of options.

Cash used in investing activities, before the sale (purchase) of short-term investments, business acquisitions and restricted cash was $345,000 in 2005, compared to $1.0 million in 2004. Both the 2005 and 2004 amounts related to the purchase of fixed assets.

We expect our quarterly cash expenditures in 2006 to increase somewhat from the $5.2 million achieved in the fourth quarter of 2005, as we add additional personnel to our development teams, but we will maintain our focus on cost management. We estimate our projected cash expenditures for 2006 to be approximately $24.0 to $26.0 million, including capital expenditures. Most of our revenue contracts are based on a per user or capacity basis. We anticipate that our cash on hand, together with our cash from operations will be sufficient to cover our cash requirements for at least the next twelve months. However, if our customers decide not to use our software or not to increase their use of our software, our license and maintenance and support revenue will be significantly negatively impacted.

We may seek to raise additional capital in the future depending upon market conditions and conditions in our business. We may require additional financing if we expand our operations at a faster rate than currently anticipated, if we decide to increase our R&D investments, if our costs unexpectedly increase, if our revenues decrease, if we lose one or more significant customers, or if we seek to effect one or more significant acquisitions.

Contractual Obligations

Contractual obligations at December 31, 2005 are as follows:

		Payment due by period			
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 year	More than 5 years
Convertible notes payable to related parties	$ 8,000	$ -	$ 8,000	$ -	$ -
Long-term interest payable	768	-	768	-	-
Operating leases	819	344	243	232	-
	$ 9,587	$ 344	$ 9,011	$ 232	$ -

The convertible notes payable to related parties are payable to Austin Ventures. They must be repaid at the maturity date in the second quarter of 2007, but if an event of default occurs, the convertible notes payable to related parties may become due prior to the maturity date. Additionally, Austin Ventures has the option to convert the debt to shares at the applicable conversion price at any time prior to the maturity date.

If Austin Ventures does not convert the debt to shares prior to maturity, we will be required to pay the principal of $8.0 million plus interest due at maturity of approximately $1.4 million in the second quarter of 2007. These amounts are payable in cash or shares at a conversion price of $3.07 at the option of Austin Ventures. If Austin Ventures demands cash we may not have sufficient funds to meet that demand and we may have to raise additional capital. We cannot predict the terms under which capital may be available to us at that time. See note 8 to the consolidated financial statements for the year ending December 31, 2005 for further details.

Net interest expense is expected to be approximately $900,000 in 2006; $1.0 million in interest charges related to the convertible notes payable to related parties offset by interest income of approximately $130,000. The $1.0 million in interest charges related to the convertible notes payable to related parties includes approximately $893,000 of interest payable to Austin Ventures, approximately $118,000 related to the amortization of the deferred charges and approximately $22,000 related to the amortization of the beneficial conversion feature. We expect to make interest payments to Austin Ventures, in cash or shares at our option, of approximately $447,000 in 2006 and approximately $287,000 in 2007. Additionally, we will incur additional interest charges that are to be paid at the maturity date and are convertible to common shares at the option of Austin Ventures. These amounts will be payable no later than the second quarter of 2007. If Austin Ventures does not exercise its conversion right before maturity, then the interest payable in the second quarter of 2007 related to the portion of interest convertible at the option of Austin Ventures will be approximately $1.4 million dollars.

Differences in Management's Discussion and Analysis of Financial Condition and Results of Operations Presented Under Canadian GAAP

Under Canadian securities requirements, we are required to provide supplemental information to highlight significant differences that would have resulted in the information provided in this section had we prepared it using our Canadian GAAP financial information. There were no differences between the Company's financial statements as prepared under U.S. and Canadian GAAP for the year ended December 31, 2003.

We have identified and disclosed the significant differences between Canadian and U.S. GAAP as applied to our consolidated financial statements for the years ended December 31, 2005 and 2004 in note 20 to the consolidated financial statements for the year ended December 31, 2005. The only GAAP differences impacting the components of operating loss are the application under Canadian GAAP of the requirement to account for the convertible notes as a "compound instrument" and the requirement to separate the instrument into a liability and equity component. Under Canadian GAAP, we calculated the liability component of the secured convertible notes as the present value of the future obligation using a discount rate of 15%. The liability component amounted to approximately $7.1 million. The residual amount of $933,000 represents the estimated equity component for the conversion option and is recorded under Canadian GAAP as the "equity portion of the secured convertible notes." In addition, under Canadian GAAP the issue costs of $352,000 are allocated between equity and liability components on a proportionate basis while under U.S. GAAP the entire amount is treated as deferred charge. Accordingly, $41,000 of the deferred charge has been shown as an offset to equity for Canadian GAAP purposes, therefore the net "equity portion of convertible notes payable to related parties" is $892,000. The difference between the amounts allocated to the liability and the principal amount of the notes of $8.0 million is being amortized as non-cash imputed interest expense over the period to maturity and the liability is being accreted up to its maturity value. The additional interest expense for the year ended December 31, 2005 amounted to $311,000 (2004 – $149,000).

Additionally, under U.S. GAAP, the costs related to the issuance of the secured convertible notes payable are recorded as a long-term asset and are amortized over the term of the notes. For Canadian GAAP purposes, these costs are allocated on a pro rata basis between the debt and equity components of the compound instruments. The amount allocated to the debt component has been recorded as a long-term asset and amortized over the term of the notes, and the amount allocated to the equity component has been recorded as a reduction of shareholders' equity. As a result, under Canadian GAAP, the amortization of the deferred costs is lower by $14,000 for the year ended December 31, 2005 (2004 – $8,000).

Recently Issued Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, "Share Based Payment," or SFAS 123R, which requires companies to expense the fair value of employee stock options and other forms of share based compensation. Accordingly, SFAS 123R eliminates the use of the intrinsic value method to account for share based compensation transactions as provided under APB Opinion No. 25. Under SFAS 123R, we are required to determine the appropriate fair value model to be used for valuing share based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. We currently use the Black Scholes option pricing model to value options. The use of a different model to value options may result in a different fair value than the use of the Black Scholes option pricing model. We are required to adopt SFAS 123R in the first quarter of fiscal 2006. We are evaluating the requirements of SFAS 123R to assess what impact its adoption will have on our financial position and results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29," which addresses the measurement of exchanges of non-monetary assets and redefines the scope of transactions that should be measured based on the fair value of assets exchanged. The standard is effective for 2006. We do not expect the adoption of this standard to have a material impact on our results.

In May 2005, FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," replacing APB Opinion No. 20 and SFAS No. 3, which applies to all voluntary changes in accounting principles and changes required by an accounting pronouncement where no specific transition provisions are included. SFAS No. 154 requires retrospective application to prior periods' financial statements for changes in accounting principles. This standard also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The standard is effective for 2006. Early adoption is permitted. We do not anticipate the adoption of this standard will have a material impact on our results.

Quantitative and Qualitative Disclosures About Market Risk

Impact of Interest Rate Exposure

As of December 31, 2005, we had approximately $9.5 million in cash, cash equivalents, short-term investments and restricted cash, of which $4.2 million consisted of short-term investments and restricted cash. A significant portion of the cash earns interest at variable rates. In addition, although our short-term investments are fixed-rate instruments, the average term is short. Accordingly, our interest income is effectively sensitive to changes in the level of prevailing interest rates. Our convertible notes payable to related parties bear interest at a fixed rate. Accordingly, we currently do not have any interest rate exposure on our outstanding indebtedness.

Impact of Foreign Exchange Rate Exposure

Our functional currency is the U.S. dollar, as we recognize the majority of our revenues in dollars. In the foreseeable future, the majority of our non-US dollar denominated expenses will be incurred in Canadian dollars, Euros, Swiss francs and United Kingdom pounds sterling. Changes in the value of these currencies relative to the U.S. dollar may result in currency gains and losses, which could affect our operating results. We do not currently hedge against these currency fluctuations. In the year ended December 31, 2005, we incurred realized and unrealized foreign currency losses relating to the translation of our non-U.S. dollar denominated monetary assets and liabilities of approximately $260,000.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this annual report and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information presented. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

	Quarter Ended				
2005	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Total Year
	(In thousands of U.S. dollars, except shares and per share amounts)				
Revenue:					
Product	$ 2,985	$ 1,704	$ 1,295	$ 1,461	$ 7,445
Services	2,820	2,912	3,166	1,922	10,820
Total revenue	5,805	4,616	4,461	3,383	18,265
Operating expenses:					
Cost of product revenue					
Other	5	10	10	3	28
Cost of service revenue	2,026	1,907	1,804	1,693	7,430
Research and development	1,687	1,693	1,768	1,834	6,982
Sales and marketing	1,168	1,023	930	915	4,036
General and administrative	804	853	748	957	3,362
Depreciation	157	165	150	125	597
Stock-based compensation:					
Cost of revenue	7	15	19	12	53
Research and development	19	35	43	25	122
Sales and marketing	16	43	53	24	136
General and administrative	31	186	233	270	720
Total operating expenses	5,920	5,930	5,758	5,858	23,466
Loss from operations	(115)	(1,314)	(1,297)	(2,475)	(5,201)
Interest income (expense)), net	(186)	(180)	(172)	(171)	(709)
Loss on settlement of liability	(165)	-	-	-	(165)
Loss for the period	$ (466)	$(1,494)	$ (1,469)	$(2,646)	$ (6,075)
Basic and diluted loss per share	$ (0.08)	$ (0.25)	$ (0.24)	$ (0.44)	$ (1.01)
Weighted-average number of shares used in computing basic and diluted loss per share (in thousands)	6,027	6,033	6,036	6,039	6,034

2004	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Total Year
	Quarter Ended				
	(In thousands of U.S. dollars, except shares and per share amounts)				
Revenue:					
Product	$ 1,761	$ 1,930	$ 2,013	$ 3,140	$ 8,844
Services	1,240	1,119	1,489	2,380	6,228
Total revenue	3,001	3,049	3,502	5,520	15,072
Operating expenses:					
Cost of product revenue					
Other	-	-	-	26	26
Cost of service revenue	1,528	1,537	1,505	2,044	6,614
Research and development	2,089	1,433	1,410	1,339	6,271
Sales and marketing	1,379	1,197	1,093	1,316	4,985
General and administrative	833	755	796	690	3,074
Depreciation	185	120	124	166	595
Stock-based compensation:					
Cost of revenue	2	3	4	6	15
Research and development	4	9	10	17	40
Sales and marketing	4	7	9	14	34
General and administrative	7	14	16	26	63
Restructuring costs	2,100	(900)	(181)	(26)	933
Total operating expenses	8,131	4,175	4,786	5,618	22,710
Loss from operations	(5,130)	(1,126)	(1,284)	(98)	(7,638)
Interest income (expense)), net	16	(19)	(183)	(210)	(396)
Loss for the period	$ (5,114)	$(1,145)	$ (1,467)	$ (308)	$ (8,034)
Basic and diluted loss per share	$ (0.85)	$ (0.19)	$ (0.25)	$ (0.05)	$ (1.34)
Weighted-average number of shares used in computing basic and diluted loss per share (in thousands)	5,983	5,983	5,983	5,985	5,984

Information Regarding Forward-Looking Statements

Statements contained in this report which are not historical facts are forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. A forward-looking statement may contain words such as "anticipate that," "believes," "continue to," "estimates," "expects to," "hopes," "intends," "plans," "to be," "will be," "will continue to be," or similar words. These forward-looking statements include the statements herein regarding: future developments in our markets and the markets in which we expect to compete, including the wireless communications industry; our estimated cost reductions; our future ability to fund our operations and become profitable; our development of new products and relationships; the rate at which consumers will adopt wireless applications; our ability to increase our customer base; the services that we or our customers will introduce and the benefits that end users will receive from these services; the impact of entering new markets; our plans to use or not to use certain types of technologies in the future; our future cost of revenue, gross margins and net losses; our future restructuring, research and development, sales and marketing, general and administrative, stock-based compensation, depreciation and amortization expenses; our future interest income; the value of our goodwill and other intangible assets; our future capital expenditures and capital requirements; and the anticipated impact of changes in applicable accounting rules.

The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks include the risks described in our SEC filings, including our annual report on Form 10-K. These risks are also described in our filings with the Canadian Securities Administrators, including our prospectuses, material change reports, Annual Information Form and Management Information Circular. We encourage you to carefully review these risks in order to evaluate an investment in our securities. Some of the key risks that could cause actual results to differ materially from those projected or anticipated also include the risks discussed below. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

General Industry, Economic and Market Conditions

Our future revenues and operating results are dependent to a large extent upon general economic conditions, conditions in the wireless market and within the wireless market, our primary target market of mobile network operators. If general economic conditions are adverse, if the economies in which our target customers are located enter into a recession, or if demand for our solutions does not expand, our ability to increase our customer base may be limited, our revenue may not increase or could decrease.

Mobile Network Operator Focus

We have made mobile network operators the main focus of our activities. Our future success depends on our ability to increase revenues from sales of our software and services directly and indirectly to mobile network operators. We may not be able to attract a large number of these customers.

Currently, only a limited number of mobile network operators and other customers have implemented and deployed services based on our products. Mobile network operators may not widely deploy or successfully sell services based on our software and services, and subscribers to these services may not seek to use them. Any developments of this kind could limit our ability to sell our solutions to companies in this industry and have a material adverse affect on our business.

In addition, our success is dependent upon increased adoption by end users of the services that are based on our software and services. Mobile network operators and their competitors (for example, other communications providers) may successfully deploy and market services that compete with the services that are based on our technology. If subscribers of our mobile network operator customers do not increase their use of services that are based on our software and services, our operating results will be harmed.

Competitive Landscape

Many of our competitors are significantly larger than us in terms of revenue, marketing and research and development expenditures and numbers of employees in their sales, services and support organizations. The competitors we face on our X-treme Mobility Suite sales opportunities include Nokia, Ericsson, Comverse, Alcatel and Openwave. Our success is dependent on our ability to win our share of these opportunities against these larger competitors and to retain our customers. Many of these competitors are able to bundle other products (including handsets and/or network equipment) into sales of competitive products, which they might argue is more beneficial to their customers. We do not believe that we can offer similar product bundles, which could prevent us from competing with these competitors, offering similar pricing, retaining key customers or acquiring new customers. These competitors with greater resources may also be in a better position than us to make necessary or advantageous investments in the development or acquisition of new products and services. Additionally, in the market for messaging services, we see price-driven competition from smaller private companies, particularly European-based companies, including First Hop.

Customer Concentration

To date, a significant portion of our revenues in any particular period has been attributable to a limited number of customers. In 2005, 32% of our revenue was derived from Hewlett-Packard (as reseller to Sprint Nextel), 19% was derived from Vodafone and 18% was derived from Nokia. Most of our revenue from these customers and our other customers depends on their or their customers' continued use of our products. If our customers or their customers discontinue or materially reduce their use of our products, or obtain one or more additional suppliers of competing software and services, our revenues will decline.

As discussed above, on October 31, 2005, our subcontract agreement with Hewlett-Packard with respect to the deployment of our access gateway solution at Sprint Nextel terminated. We recognized $5.9 million in revenue in the twelve months ended December 31, 2005 related to this subcontract.

We believe that we may continue to rely upon a limited number of customers for a significant portion of our revenues in the foreseeable future, and any failure by us to capture or retain a significant share of these customers could materially harm our business.

Also, if our customer base consolidates, we will have increased dependence on a few customers who may be able to exert increased pressure on our prices and contractual terms in general.

International Markets

We expect that sales in international markets will be a major factor in our revenue, particularly since the use of wireless networks and wireless devices have generally proceeded more rapidly outside North America. Risks inherent in conducting business internationally include:

- reliance on local distribution partners;
- fluctuations in currency exchange rates;
- unexpected changes in regulatory requirements applicable to our business;
- customer concentration;
- the pace of adoption of our technology;
- export restrictions on encryption and other technologies;
- difficulties in collecting accounts receivable resulting in longer collection periods;
- lower pricing of license and professional service fees; and
- differences in foreign laws and regulations, including foreign tax, intellectual property, labour and contract law.

Any of these factors could harm our international operations and, consequently, our operating results and growth.

Liquidity

In order to help ensure that we would have sufficient capital to take advantage of our core business opportunities, we have taken significant actions to reduce our operating expenses and in the first half of 2004, raised $8.0 million of convertible debt. However, most of our operating expenses, such as employee compensation and lease payments for facilities and equipment, are relatively stable, and these expense levels are based in part on our expectations regarding future revenues. As a result, any sustained shortfall in our revenues relative to our expectations would negatively impact our operating results. Accordingly, if the cost-cutting actions that we have taken are insufficient, we may not have sufficient capital to fund our operations, and additional capital may not be available on acceptable terms, if at all.

The $8.0 million of convertible debt plus interest due at maturity of approximately $1.4 million is payable in the second quarter of 2007 in cash or shares at a conversion price of $3.07 at the option of Austin Ventures. If Austin Ventures demands cash we may not have sufficient funds to meet that demand and we may have to raise additional capital. We cannot predict the terms under which capital may be available to us at that time, if at all.

Any of these outcomes could adversely impact our ability to respond to competitive pressures or could prevent us from conducting all or a portion of our planned operations. We may need to undertake additional measures to reduce our operating expenses in the future.

Investments in Other Companies & New Technologies

Because of the continuing volatility in the financial markets, as well as other factors, we intend to limit equity investments in other companies and the purchase of new technologies during the next few fiscal quarters, and possibly longer. As a result, we may not take advantage of investment opportunities that could provide us significant financial benefits, or that could provide us with the opportunity to build relationships with other companies in our industry and target markets.

Receivables

A significant portion of our receivables is derived from customers in foreign countries. Due to varying economic conditions and business practices in these countries, our collections cycle from these customers may be longer than with our North American customers. In the event of adverse economic conditions, there will be a greater risk that our customers will have difficulties in paying us in accordance with the terms of their contracts, and our risk of bad debt may increase substantially.

Employees

Our ability to execute our business successfully depends in large part upon our ability to have a sufficient number of qualified employees to achieve our goals. There are only a limited number of persons with the requisite skills to serve in many key management and non-management positions, and it is difficult to retain and hire these persons. If we are unable to do so, our business could be negatively affected. The morale of our current employees may have been adversely affected by previous workforce reductions, impacting performance. Our ability to attract potential new employees in the future may suffer if our reputation suffers as a result of these staffing reductions or otherwise.

Gross Margins

We believe that certain factors in the current market may contribute to the risk that our gross margins will decrease in future fiscal quarters. We may have to lower our prices in order to accommodate our customers. In addition, many of our customers may be reluctant to make a commitment to pay large upfront license fees or to guarantee purchases of a minimum number of licenses or licensed capacity, which could also cause our revenues to decrease. Some mobile network operators are also unwilling to pay for installations and customizations to our products, which could negatively impact our operating results.

Intellectual Property

Although we are not currently aware of any claims asserted by third parties that our products infringe their intellectual property rights, in the future, third parties may assert claims of this kind. We cannot predict whether third parties will assert these types of claims against us or against the licensors of technology licensed to us, or whether those claims will harm our business. If we are forced to defend against these types of claims, whether they are with or without any merit or whether they are resolved in favor of or against us, or our licensors, we may face costly litigation and diversion of management's attention and resources. As a result of these disputes, we may have to develop costly non-infringing technology, or enter into licensing agreements. These agreements, if necessary, may not be available on acceptable terms, or at all, which could prevent us from selling our products, increase our expenses or make our products less attractive to customers.

Litigation

The Company and certain of its former officers and directors were named as defendants in a series of purported class actions relating to our initial public offering. A proposed settlement has been reached, however, there is no assurance that such settlement will be finalized in its present form, if at all. If the proposed settlement is not consummated, we intend to continue to vigorously defend ourselves against these claims. However, due to the inherent uncertainties of litigation we cannot accurately predict the ultimate outcome of the IPO Allocation Litigation. No amount is accrued at December 31, 2005, as a loss is not considered probable and estimable. Litigation may be time consuming, expensive, and distracting from the conduct of our business, and the outcome of litigation may be difficult to predict. The adverse resolution of any of these proceedings could have a material adverse effect on our business, results of operations, and financial condition.

Listing Requirements

On March 8, 2006, we received a Nasdaq Staff Deficiency Letter indicating that we are not in compliance with the Nasdaq's Marketplace Rule 4310(c)(2)(B), which requires a listed company to have a minimum of $2,500,000 in stockholders' equity, or $35,000,000 market value of listed securities, or $500,000 of net income from continuing operations for the most recently completed fiscal year, or two of the three most recently completed fiscal years. Nasdaq staff is reviewing our eligibility for continued listing on the Nasdaq Capital Market; however, in the event that we cannot submit a plan to regain and remain in compliance which is acceptable to Nasdaq staff, we may be delisted from the Nasdaq Capital Market. The TSX has its own listing requirements, with which we currently comply.

If our common shares are not listed on the Nasdaq Capital Market, trading of our common shares could be conducted in the U.S. in the over-the-counter market on an electronic bulletin board established for unlisted securities, or directly through market makers in our common shares. If our common shares trade in the U.S. over-the-counter market, an investor may find it more difficult to dispose of, or to obtain accurate quotations for the price of, the common shares. A delisting from the Nasdaq Capital Market and failure to obtain listing on such other market or exchange would subject our securities to the so-called U.S. "penny stock rules," which impose additional sales practice and market-making requirements on broker-dealers who sell or make a market in such securities. In addition, when the market price of our common shares is less than $5.00 per share, as is the case as of the date of this filing, we are subject to the U.S. penny stock rules even if our common shares are still listed on the Nasdaq Capital Market.

Austin Ventures Proposed Transaction

On March 9, 2006, Austin Ventures submitted a revised non-binding proposal to acquire all of our outstanding common shares not then-owned by Austin Ventures for cash consideration of $3.34 per common share. After careful consideration and evaluation by our Special Committee of independent directors, which had been previously constituted in order to consider potential value enhancing strategic transactions for our shareholders, we accepted the proposal. The proposal involves certain termination rights by either party, as well as an expiry date of April 6, 2006 in the event that a definitive agreement is not reached by that time. If the transaction does not proceed, or proceeds on less favorable terms than as proposed, we may not have alternative transactions available to us or our shareholders that are as beneficial as the transaction that has been proposed. In pursuing this transaction, we will have also expended significant management attention and resources, which may be of little or no value if an agreement cannot be achieved and closed.

Shareholder Concentration

Our significant shareholders and members of our management team, including Austin Ventures, which is affiliated with a member of our Board of Directors, beneficially owned approximately 10% of our common shares as of March 1, 2006. Austin Ventures may receive additional common shares upon conversion of the notes that it owns (please see note 8 to our consolidated financial statements for the year ended December 31, 2005). Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of the directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could be otherwise beneficial to our shareholders. Furthermore, in the event that Austin Ventures were to convert all or part of the notes as it is entitled to do, such conversion would have a dilutive effect on the ownership interests of other shareholders, which would be reflected in certain performance metrics of the Corporation such as earnings per share, and which may also negatively impact the market value of our securities.

Management's Responsibility for Financial Statements

The accompanying consolidated financial statements and all of the information included in this annual report have been prepared by and are the responsibility of management and the Board of Directors of the Company. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and reflect management's best estimates and judgments based on currently available information. The significant accounting policies which management believes are appropriate for the Company are described in note 2 of the consolidated financial statements.

The Company has developed and maintains an appropriate system for internal controls in order to ensure, on a reasonable and cost-effective basis, that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and overseeing management's performance of its financial reporting responsibilities. The Board has appointed an Audit Committee comprised of three Directors.

The Audit Committee reviews the financial statements, the adequacy of internal controls, the audit process and financial reporting with management and the external auditors. The Audit Committee reports to the Board of Directors prior to the approval of the audited financial statements for publication.

KPMG LLP have been appointed as external auditors to perform an audit of the consolidated financial statements in accordance with generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements.

John J. Sims
Chief Executive Officer
724 Solutions Inc.
March 28, 2006

Stephen Morrison
Chief Financial Officer
724 Solutions Inc.
March 28, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders – 724 Solutions Inc.:

We have audited the accompanying consolidated balance sheets of 724 Solutions Inc. and subsidiaries ('the Company') as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 724 Solutions Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

As described in note 2 to the consolidated financial statements, in 2003 the Company changed its method of accounting for stock-based compensation.

KPMG LLP

Chartered Accountants
Toronto, Canada
March 30, 2006

Consolidated Balance Sheets *(In thousands of U.S. dollars)*

December 31, 2005 and 2004

	2005	2004
Assets		
Current assets:		
Cash and cash equivalents (note 3)	$ 5,272	$ 5,417
Short-term investments (note 3)	4,009	8,005
Restricted cash (note 3)	219	210
Accounts receivable, net of allowance for doubtful accounts of $19 (2004 - $18) (note 4)	2,471	2,831
Prepaid expenses and other receivables	522	583
Total current assets	12,493	17,046
Deferred charges	167	286
Fixed assets (note 5)	836	1,135
Total assets	$ 13,496	$ 18,467
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 358	$ 613
Accrued liabilities (note 17)	1,622	2,101
Interest payable to related parties	108	103
Deferred revenue	289	173
Total current liabilities	2,377	2,990
Long-term liabilities	–	92
Convertible notes payable to related parties in 2007 (note 8)	7,969	7,947
Long-term interest payable to related parties in 2007 (note 8)	768	343
Total liabilities	11,114	11,372
Shareholders' equity (note 9):		
Unlimited common shares authorized, no par value: 6,039,444 common shares issued and outstanding (2004 - 5,989,300)	764,859	764,530
Additional paid-in capital	1,312	279
Accumulated deficit	(763,996)	(757,921)
Accumulated other comprehensive income	207	207
Total shareholders' equity	2,382	7,095
Lease commitments (note 11)		
Contingent liabilities (note 12)		
Total liabilities and shareholders' equity	$ 13,496	$ 18,467

See accompanying notes to consolidated financial statements.

On behalf of the Board:

J. Ian Giffen
Chairman, 724 Solutions Inc.

Barry J. Reiter
Director, 724 Solutions Inc.

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Revenue:			
Product	$ 7,445	$ 8,844	$ 6,964
Services	10,820	6,228	5,891
Total revenue	18,265	15,072	12,855
Operating expenses:			
Cost of product revenue			
Amortization of intangible assets	–	–	3,468
Other	28	26	–
Cost of service revenue	7,430	6,614	6,031
Research and development	6,982	6,271	9,433
Sales and marketing	4,036	4,985	6,968
General and administrative	3,362	3,074	4,086
Depreciation	597	595	908
Stock-based compensation:			
Cost of revenue	53	15	14
Research and development	122	40	1,227
Sales and marketing	136	34	296
General and administrative	720	63	141
Restructuring charges (note 16(a))	–	993	50
Write-down of goodwill, intangible and other assets (note 16(b))	–	–	9,097
Total operating expenses	23,466	22,710	41,719
Loss from operations	(5,201)	(7,638)	(28,864)
Interest income (expense), net	(709)	(396)	254
Loss on settlement of liability	(165)	–	–
Gain on sale of investments	–	–	283
Loss for the year	$ (6,075)	$ (8,034)	$ (28,327)
Basic and diluted loss per share	$ (1.01)	$ (1.34)	$ (4.73)
Weighted average number of shares used in computing basic and diluted loss per share (in thousands)	6,034	5,984	5,983

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) *(In thousands of U.S. dollars, except number of shares)*

Years ended December 31, 2005, 2004 and 2003

	Common Shares Number	Common Shares Amount	Additional paid-in capital	Deferred Stock-based compensation related to stock options	Accumulated Deficit	Accumulated other comprehensive income (loss)	Total shareholders' equity
Balances, December 31, 2002	5,983,349	$ 764,508	$ -	$ (1,616)	$ (721,560)	$ (43)	$ 41,289
Loss for the year	-	-	-	-	(28,327)	-	(28,327)
Cumulative translation adjustment	-	-	-	-	-	76	76
Total comprehensive loss							**(28,251)**
Amortization of deferred stock-based compensation	-	-	-	1,616	-	-	1,616
Paid-in capital	-	-	62	-	-	-	62
Balances, December 31, 2003	**5,983,349**	**$ 764,508**	**$ 62**	**$ -**	**$ (749,887)**	**$ 33**	**$ 14,716**
Loss for the year	-	-	-	-	(8,034)	-	(8,034)
Cumulative translation adjustment	-	-	-	-	-	174	174
Total comprehensive loss							**(7,860)**
Issuance on exercise of options	5,951	22	-	-	-	-	22
Stock-based compensation expense	-	-	217	-	-	-	217
Balances, December 31, 2004	**5,989,300**	**$ 764,530**	**$ 279**	**$ -**	**$ (757,921)**	**$ 207**	**$ 7,095**
Loss for the year	-	-	-	-	(6,075)	-	(6,075)
Issuance on exercise of options	16,595	61	-	-	-	-	61
Issuance of common shares	33,549	268	-	-	-	-	268
Stock-based compensation expense	-	-	1,033	-	-	-	1,033
Balances, December 31, 2005	**6,039,444**	**$ 764,859**	**$1,312**	**$ -**	**$ (763,996)**	**$ 207**	**$ 2,382**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows *(In thousands of U.S. dollars)*

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Cash flows from (used in) operating activities:			
Loss for the year	$ (6,075)	$ (8,034)	$ (28,327)
Items not involving cash:			
Accretion on convertible notes payable to related parties	22	12	–
Depreciation and amortization	597	595	4,376
Amortization of deferred charges	119	66	–
Stock-based compensation	1,031	152	1,678
Loss on settlement of liability	165	–	–
Other non-cash items	–	21	56
Gain on sale of investments	–	–	(283)
Write-down of goodwill, intangible and other assets	–	–	9,097
Change in operating assets and liabilities:			
Accounts receivable	360	(534)	(86)
Prepaid expenses and other receivables	61	65	171
Accrued interest on short-term investments	–	40	18
Accounts payable	(255)	202	(842)
Interest payable to related parties	5	103	–
Long-term liabilities	(92)	92	–
Long-term interest payable to related parties	425	343	–
Accrued liabilities	(479)	(1,301)	(6,490)
Deferred consideration	–	–	(1,415)
Deferred revenue	116	(237)	(807)
Net cash flows from (used in) operating activities	(4,000)	(8,415)	(22,854)
Cash flows from (used in) financing activities:			
Issuance (principal repayment) of notes payable	–	–	(600)
Issuance of convertible notes payable to related parties	–	8,000	–
Deferred charges	–	(352)	–
Issuance of common shares on exercise of options	61	22	–
Net cash flows from (used in) financing activities	61	7,670	(600)
Cash flows from (used in) investing activities:			
Purchase of fixed assets, net	(345)	(1,017)	(100)
Maturity of short-term investments	14,402	7,233	21,010
Purchases of short-term investments	(10,415)	(13,490)	(4,196)
Restricted cash	–	–	764
Proceeds on sale of investments	–	–	283
Net cash flows from (used in) investing activities	3,642	(7,274)	17,761
Effect of exchange rate changes on cash	152	–	–
Net decrease in cash and cash equivalents	(145)	(8,019)	(5,693)
Cash and cash equivalents, beginning of year	5,417	13,436	19,129
Cash and cash equivalents, end of year	$ 5,272	$ 5,417	$ 13,436

Supplemental disclosure of cash flow information (note 15). See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

1. Organization of the Company

724 Solutions Inc. designs, develops, markets and supports software products for use by mobile network operators worldwide. Mobile network operators are telecommunications companies that provide a range of mobile voice and data communications services to their consumer and business customers.

The Company was incorporated in 1997 and introduced its first products in 1999. Initially, the Company focused on creating wireless software products that would assist financial services companies in making their traditional services available to their customers wirelessly from mobile phones and other handheld computing devices. In January 2001, the Company acquired Tantau Software with a view to expanding its customer base, and utilizing Tantau's software products to strengthen its products offered to financial services customers, and also to expand its sales to the mobile network operator market. In 2001, the Company began offering its mobile alerting software products and mobile Internet gateway product (software that enables internet connectivity to mobile devices) to mobile network operators. In October 2002, the Company's products and solutions for mobile network operators and other customers were re-branded as the X-treme Mobility Suite of products ("XMS"). The Company no longer offers products developed specifically for financial institutions, although it continues to provide services to a small number of financial services customers and continues to support earlier sales to these customers.

2. Significant accounting policies

These consolidated financial statements are expressed in U.S. dollars and are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

During 2003, the Company completed a 10-for-1 reverse split of its common stock. All share and per share data in the consolidated financial statements presented herein reflect the split.

(a) Basis of consolidation

These consolidated financial statements include the accounts of 724 Solutions Inc. and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been eliminated.

(b) Revenue recognition

The Company recognizes revenue in accordance with Statement of Position ("SOP") 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants ("AICPA") in October 1997 as amended by SOP 98-9 issued in December 1998.

The Company derives revenue from licensing its products and providing related services, including installation, integration, maintenance and managed alerts services.

(i) License revenue

The Company recognizes product revenue when it has an executed license agreement with the customer, the software product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable. The Company considers fees related to arrangements with significant payments due beyond its normal trading terms not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected.

The Company enters into software license agreements that provide for future license payments to be made based on the number of users or the level of transaction capacity. Transaction capacity is typically measured as the average number of transactions per second processed by the licensed software. Customers who exceed their licensed fixed level of users or transaction capacity are required to pay additional license fees to increase their licensed user or transaction capacity. Revenue associated with additional users or additional capacity is recognized when the amount becomes determinable, generally on a quarterly basis.

The Company enters into arrangements with original equipment manufacturers ("OEM") and resellers. Under these arrangements, the Company grants the OEM or reseller rights to sell products, which incorporate the Company's products, for a specific period of time. The Company's primary obligation to the OEM and reseller is to deliver a product master and any bug fixes under warranty provisions in order to maintain the product master in accordance with published specifications. Under these arrangements, the Company's revenue is not contingent, in any manner, on the OEM or reseller's subsequent activities. In some arrangements, the Company receives prepaid, non-refundable minimum license fees from the OEM or reseller. As the Company's primary obligation to an OEM or reseller is fulfilled upon delivery of the product master, the Company recognizes the prepaid, non-refundable minimum license fees as revenue upon delivery of the product master and upon meeting all other product revenue recognition criteria.

(ii) Service revenue

Typically, software license agreements are multiple element arrangements as they also include consulting, related maintenance and/or implementation services fees. Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangements. The Company's software products are generally fully functional upon delivery and implementation and do not require any significant modification or alteration for customer use, however, for larger customers, customization services may be significant. Customers generally purchase consulting services to facilitate the adoption of the Company's technology and may contract with the Company to have dedicated personnel to participate in the services being performed, but the customer may also decide to use their own resources or appoint other professional service organizations to provide these services.

In determining whether the services are essential to the functionality of its software, the Company applies the criteria in SOP 97-2. When the services are considered essential to the functionality of the software, the Company recognizes both the software product revenue and services revenue under the percentage of completion method using the input method based on the ratio of direct labor hours incurred to date to total projected labor hours. When services are not considered essential, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence ("VSOE") of the fair value of each element. VSOE used in determining the fair value of license revenue is based on the price charged by the Company when the same element is sold in similar quantities to a customer of similar size and nature. VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete the task.

VSOE used in determining the fair value of maintenance and technical support is based on the annual renewal rates. The revenue allocable to the software license is recognized when the product revenue criteria are met. The revenue allocable to the consulting services is recognized as the services are performed. In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes.

Consulting, implementation and training revenues are recognized as the services are performed, generally on a time and materials basis. Consulting revenues attributed to fixed price arrangements are recognized using the proportional performance method based on direct labor costs incurred to date as a percentage of total estimated direct labor costs to complete the project as this better reflects the pattern in which the Company's obligations to its customers are fulfilled and revenue is earned. When total cost estimates exceed revenues in a fixed price arrangement, the estimated losses are recognized immediately based upon an average fully burdened daily cost rate applicable to the consulting individuals delivering the services. Maintenance and support revenues paid in advance are non-refundable and are recognized ratably over the term of the agreement, which typically is twelve months.

(iii) Maintenance revenue

The Company provides upgrade rights only as part of Post-contract Customer Support ("PCS" or "maintenance") arrangements. Maintenance generally includes the right to receive unspecified updates and upgrades, determined solely by the Company, after the software license period begins. These unspecified update and upgrade rights generally provide for the customer to receive bug fixes and future enhancements, respectively, to the existing software. The Company does not enter into arrangements that provide for "specified" upgrade rights. "Unspecified" updates and upgrades are included in maintenance revenue. Maintenance revenue is recognized ratably over the term of the maintenance contract.

(iv) Managed Alerts Services

The Company provides managed alerts services which can include revenue from voice alerts, short message service (SMS) alerts, multimedia message (MMS) alerts, fraud alerts and collection alerts. Under these arrangements, the Company recognizes revenue based on the number of alerts delivered. Under certain customer arrangements, the customers are subject to minimum monthly fees.

(v) Deferred revenue

Product and services revenues that have been prepaid but do not yet qualify for recognition as revenue under the Company's revenue recognition policy are reflected as deferred revenue on the consolidated balance sheets.

(c) Research and development expenses

Costs related to research, design and development of software products are charged to research and development expense as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established, which generally occurs upon completion of a working model, and ending when a product is available for general release to customers. All subsequent costs are expensed as incurred. To date, the completion of working models of the Company's products has substantially coincided with the general release of the products. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

Notes to Consolidated Financial Statements *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

(d) Financial instruments

The carrying value of financial instruments, including cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable, interest payable and accrued liabilities, approximates fair value due to the short-term nature of these financial instruments. The Company determines the fair values of its financial instruments based on quoted market values or discounted cash flow analyses.

It was not practicable to estimate the fair value of the convertible notes carrying an interest rate of 10% per annum since it is not publicly traded and it is with a related party. Additional information pertinent to the value of an unquoted investment is provided in Note 8 to the consolidated financial statements.

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, restricted cash and accounts receivable. Cash and cash equivalents and restricted cash consist primarily of deposits with major commercial banks, corporate debt and government treasury bills, the maturities of which are three months or less from the date of purchase. Short-term investments and restricted cash consist of corporate debt and government treasury bills with maturities of more than three months but less than one year. The Company performs periodic credit evaluations of the financial condition of its customers. Allowances are maintained for potential credit losses consistent with the credit risk of specific customers.

(e) Investment tax credits

The Company is entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible research and development expenditures incurred in each taxation year. Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that the Company has reasonable assurance that the tax credits will be realized.

(f) Stock-based compensation

Effective January 1, 2003, the Company prospectively adopted fair value accounting for employee stock-based awards as prescribed by SFAS 123, Accounting for Stock-based Compensation. Prior to January 1, 2003, the Company elected not to apply fair value accounting to stock-based awards to employees, other than for direct awards of stock and awards settleable in cash, which required fair value accounting. Prior to January 1, 2003, for awards not elected to be accounted for under the fair value method, the Company accounted for stock-based compensation in accordance with Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees ("APB 25"). APB 25 is based upon an intrinsic value method of accounting for stock-based compensation. Under this method, compensation cost is measured as the excess, if any, of the quoted market price of the stock issuance at the measurement date over the amount to be paid by the employee.

The Company adopted fair value accounting for stock-based awards using the prospective application transitional alternative available in SFAS 148, Accounting for Stock-based Compensation - Transition and Disclosure. Accordingly, the fair value method is applied to all awards granted, modified or settled on or after January 1, 2003. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed on a straight-line basis over the service period, that is the award's vesting period. When awards are exercised, share capital is credited by the sum of the consideration paid together with the related portion previously credited to additional paid-in capital when compensation costs were charged against income or acquisition consideration.

Notes to Consolidated Financial Statements *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

Stock-based awards that are settled in cash or may be settled in cash at the option of employees are recorded as liabilities. The measurement of the liability and compensation cost for these awards is based on the intrinsic value of the award, and is recorded into operating income over the service period, that is the vesting period of the award. Changes in the Company's payment obligation subsequent to vesting of the award and prior to the settlement date are recorded as compensation cost over the service period in operating income.

Stock-based awards that are settleable in cash or equity at the option of Company are recorded at fair value on the date of grant and recorded as additional paid-in capital. The fair value measurement of the compensation cost for these awards is based on the Black-Scholes option pricing model, and is recorded into operating income over the service period, that is the vesting period of the award. When awards are exercised, share capital is credited with the related portion previously credited to additional paid-in capital.

During the year ended December 31, 2005, the Company recorded stock-based compensation expense of $1,031,000 (2004, - $152,000; 2003 - $1,678,000). The 2003 amount primarily relates to the amortization of the deferred stock-based compensation arising on prior year business acquisitions.

The Black-Scholes option pricing model was used to estimate the fair value of the options at grant date based on the following assumptions:

	2005	2004	2003
Volatility	76%	58%	60%
Risk-free interest rate	3.64%	3.79%	3.73%
Expected life in years	5	5	5
Dividend yield	–	–	–

The Company has assumed no forfeiture rate and recognizes adjustments for actual forfeitures in the year they occur. The weighted average grant date fair value of options issued in the year ended December 31, 2005 was $5.64 (2004 - $1.84; 2003 - $1.62).

For options issued prior to January 1, 2003, the Company is required to disclose the pro forma information as if it had accounted for stock options issued from inception on July 28, 1997 to December 31, 2002 under the fair value method. The following table presents the required disclosure of pro forma loss and basic and diluted loss per share.

	2005	2004	2003
Loss for the year	$ (6,075)	$ (8,034)	$ (28,327)
Compensation expense related to the fair value of stock options in excess of amounts recognized	(228)	(580)	(2,155)
Pro forma loss for the year	$ (6,303)	$ (8,614)	$ (30,482)
Pro forma loss per share			
Basic and diluted	$ (1.04)	$ (1.44)	$ (5.09)

(g) Fixed assets

Fixed assets are stated at cost, net of accumulated depreciation, and are depreciated over their estimated useful lives except for leasehold improvements, which are depreciated over the lesser of their useful lives and the term of the related lease. Expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method as follows:

Computer equipment	3 years
Computer software	1 year
Office furniture and equipment	5 years

(h) Long-lived assets

In accordance with the SFAS 144, Accounting for the Impairment or Disposal of Long-lived Assets, a long-lived asset or asset group is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such events occur, the Company compares the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group to the carrying amount of the long-lived asset or asset group. If this comparison indicates that there is a potential impairment, the amount of the impairment is typically calculated using discounted expected future cash flows where observable fair values are not readily determinable. The discount rate applied to these cash flows is based on the Company's weighted average cost of capital, risk adjusted where appropriate.

(i) Goodwill

In accordance with SFAS 142, Goodwill and Other Intangible Assets, goodwill is not amortized, but is periodically tested for impairment. Additionally, in accordance with SFAS 141, Business Combinations, the cost of an acquired entity is allocated to the assets acquired and liabilities assumed based on their estimated fair values, including other identifiable intangible assets, as applicable, such as trade names, customer relationships and client lists.

(j) Intangible assets

In accordance with SFAS 142, Goodwill and Other Intangible Assets, intangibles with a definite life, other than goodwill, acquired as a result of a business combination are subject to amortization. The method of amortization selected reflects the pattern in which the economic benefit of the specific intangible asset is consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method is used. Intangible assets that are subject to amortization are reviewed for potential impairment in accordance with SFAS 144 at least annually or whenever events or circumstances indicate that carrying amounts may not be recoverable. The Company amortizes its intangible assets on a straight-line basis over their expected useful lives, which has generally been a period of three years.

(k) Foreign currency translation

The Company's functional currency is the U.S. dollar. Transactions of the Canadian parent company and fully integrated foreign subsidiaries denominated in currencies other than the U.S. dollar are translated using the temporal method. Monetary items denominated in foreign currencies are translated into U.S. dollars at rates of exchange in effect at the balance sheet dates and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income. Transactions of foreign subsidiaries that are considered self-sustaining are translated using the current rate method.

Notes to Consolidated Financial Statements *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing at the balance sheet dates, and the results of operations at the average rate for the year. The resulting gains or losses are included in cumulative translation adjustment, which is presented as a separate component of shareholders' equity. The Company considered its offices in Europe as self-sustaining through 2004 but determined that due to structural changes, these entities should be considered fully integrated as of January 1, 2005. Therefore, foreign exchange gains and losses related to these entities in 2005 flowed through the statement of operations.

The aggregate foreign currency gain (loss) included in determining loss for the three years ended December 31, 2005 are as follows: 2005 – ($260,000); 2004 - $2,000 and 2003 - $(200,000).

(l) Income taxes

The Company provides for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment. To the extent that the recoverability of deferred tax assets is not considered to be more likely than not, a valuation allowance is provided.

(m) Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding, including contingently issuable shares where the contingency has been resolved. Diluted loss per share is computed using the weighted average number of common shares and stock equivalents (using the treasury stock method) outstanding during the year. At December 31, 2005, convertible notes and options to purchase 5,303,639 shares of common stock (2004 – 4,372,351; 2003 – 724,189) were not included in the computation of diluted earnings per share because doing so would have had an anti-dilutive effect.

(n) Deferred charges

Deferred charges consists of costs incurred related to the issuance of the secured convertible notes payable to related parties. The amounts are being amortized over the term of the notes, being three years.

(o) Comprehensive income

Comprehensive income includes loss for the year, unrealized gains (losses) on available for sale securities and foreign currency translation adjustments. Tax effects of comprehensive income have not been material. The Company recorded the components of comprehensive income on its consolidated statements of shareholders' equity.

(p) Guarantees

Guarantees granted (or modified) by the Company to third parties after January 1, 2003 are generally recognized, at the inception of a guarantee, as a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The initial measurement of that liability is the fair value of the guarantee at its inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee. The Company's liability associated with guarantees is insignificant as of December 31, 2005. (See also note 13.)

Notes to Consolidated Financial Statements *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

(q) Use of estimates

The preparation of consolidated financial statements requires management to make a number of estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenues, bad debts, investments, restructuring charges, income taxes and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results will differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of the Company's control.

(r) Recently issued accounting pronouncements

(i) Accounting for share based payments

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, "Share Based Payment," or SFAS 123R, which requires companies to expense the fair value of employee stock options and other forms of share based compensation. Accordingly, SFAS 123R eliminates the use of the intrinsic value method to account for share based compensation transactions as provided under APB Opinion No. 25. Under SFAS 123R, the Company is required to determine the appropriate fair value model to be used for valuing share based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The Company currently uses the Black Scholes option pricing model to value options. The use of a different model to value options may result in a different fair value than the use of the Black Scholes option pricing model. The Company is required to adopt SFAS 123R in the first quarter of fiscal 2006. The Company is evaluating the requirements of SFAS 123R to assess the impact its adoption will have on the Company's financial position and results of operations.

(ii) Exchanges of non-monetary assets

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29," which addresses the measurement of exchanges of non-monetary assets and redefines the scope of transactions that should be measured based on the fair value of assets exchanged. The standard is effective for 2006. The Company does not expect the adoption of this standard to have a material impact on its results.

(iii) Accounting changes and error corrections

In May 2005, FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," replacing APB Opinion No. 20 and SFAS No. 3, which applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement where no specific transition provisions are included. SFAS No. 154 requires retrospective application to prior periods' financial statements for changes in accounting principle. This standard also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The standard is effective for 2006. Early adoption is permitted. The Company does not anticipate the adoption of this standard will have a material impact on its results.

Notes to Consolidated Financial Statements *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

3. Cash and cash equivalents and short-term investments

All short-term investments are classified as held-to-maturity because the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion discounts to maturity. Short-term investments include corporate bonds and government T-bills. The Company owns no short-term investments that are considered to be trading securities or available-for-sale securities.

The Company has entered into a letter of credit in the amount of $219,000 (2004 - $210,000) to guarantee future payments. Letters of credit are secured by segregated instruments and disclosed as restricted cash on the consolidated balance sheets.

4. Accounts receivable

	2005	2004
Invoiced	$ 1,383	$ 1,487
Unbilled	1,088	1,344
	$ 2,471	$ 2,831

Unbilled accounts receivable arise when revenues have been recorded but the amounts are not yet invoiced to the customer due to timing of invoicing or contractual terms. These amounts are recoverable from the customer upon invoicing for amounts currently due, achievement of certain milestones, completion of specified units or completion of the contract.

5. Fixed assets

	2005	2004
Computer equipment	$ 6,765	$ 6,910
Computer software	7,285	7,245
Office furniture and equipment	332	341
Leasehold improvements	338	371
	14,720	14,867
Less accumulated depreciation	13,884	13,732
	$ 836	$ 1,135

6. Investments:

The Company has investments in several private companies that are accounted for under the cost method as the Company owns less than a 20% interest and does not exert significant influence over the entities. The total cost of approximately $15,243,000 has been fully provided for in prior years as the impairment was considered other than temporary.

During the year ended December 31, 2003, the Company recorded a gain of $283,000 on the sale of its equity interest in Dexit, which had been previously been written down to nil. The Company purchased its interest in Dexit on November 29, 2001 for consideration of $79,000.

Notes to Consolidated Financial Statements *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

7. Goodwill and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired and until January 1, 2002, had been amortized on a straight-line basis over varying periods of up to five years. For the year ended December 31, 2003, the Company recorded an impairment charge of $9,097,000 related to goodwill (Note 16(b)). The Company recorded amortization of acquired technology of nil in 2005, nil in 2004 and $3,468,000 in 2003.

8. Convertible notes payable to related parties

On May 14, 2004, the Company entered into a series of agreements, including a Secured Convertible Note Purchase Agreement (the "Purchase Agreement") between 724 Solutions Inc. and its wholly owned subsidiary, 724 Solutions Software Inc., and Austin Ventures VI, L.P. ("AV VI"), Austin Ventures VI Affiliates Fund, L.P. ("AV VI A"), and Austin Ventures VIII, L.P. ("AV VIII"), (collectively, the "Lenders" or "Austin Ventures") in connection with the private placement of up to $8,000,000 of Secured Convertible Promissory Notes (the "Notes") for cash. The non-brokered private placement of secured convertible promissory notes was completed in two tranches. The first tranche of the financing involved the issuance of $3,044,000 of convertible notes and was completed on May 14, 2004. The second tranche of the financing involved the issuance of $4,956,000 of convertible notes and was completed on June 29, 2004, after the Company obtained shareholder approval of the transactions.

The Notes have a three-year term and accrue interest at a rate of 2.5% per quarter, of which 1.25% is payable in arrears at the beginning of each quarter starting in the first quarter of 2005 and the remainder of which is due at maturity. The principal amounts of the Notes and all interest owing at maturity are convertible at the option of the Lenders into common shares at a conversion price of $3.07 per share. The interest payable quarterly is convertible at the option of the Company into common shares at a conversion price of $3.07 per share. The conversion price was based on the volume weighted average trading price of the Company's common shares on the TSX for the five trading days prior to May 14, 2004.

If the Company issues any common shares or securities convertible into common shares at a price that is less than the conversion price of the Notes then in effect, then such conversion price shall be subject to a weighted average anti-dilution adjustment, whereby the conversion price will be reduced based on the weighted average price of the additional securities issued. The conversion price will not be lowered by more than 15% of the initial conversion price of $3.07.

In accordance with FASB EITF No. 00-27, Application of EITF No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, the Company has determined that a beneficial conversion feature existed for the second tranche of its convertible notes. On the date the required shareholder approval was obtained, the Company's common shares closed at a premium of $0.04 per share to the conversion price of $3.07, resulting in a beneficial conversion feature on that date of approximately $65,000. Under issue 6 of EITF 00-27, this conversion feature is to be amortized over the period to the stated redemption date being May 14, 2007. The amortization in 2005 was $22,000 (2004 – $12,000).

The Company also analyzed the arrangement to determine whether any accounting was required for the contingent beneficial conversion feature that may arise if the Company where to issue additional shares in the future at a price less than $3.07. The Company considered EITF 00-27, Issue 7, and concluded that since the terms of the contingent conversion option do not permit the Company to compute the additional number of shares that it would need to issue upon conversion of the Notes if the contingent event occurs and the

Notes to Consolidated Financial Statements *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

conversion price is adjusted, the Company should compute any additional beneficial conversion feature only if the contingent event occurs.

Austin Ventures is the Company's largest beneficial shareholder. Assuming that all of the Notes are converted into common shares at the lowest possible conversion price on the maturity date, all accrued interest on the Notes is paid with common shares, and that no additional common shares are issued, Austin Ventures could be deemed to beneficially own up to 44.23% of the Company's issued and outstanding common shares.

Joseph C. Aragona is currently a member of the Company's Board of Directors. He is also a general partner of AV Partners VI, L.P., which serves as the general partner of both AV VI and AV VI A. In addition, Mr. Aragona is a general partner of AV Partners VIII, L.P., which serves as the general partner of AV VIII. As a general partner of AVP VI and AVP VIII, Mr. Aragona may have a limited pecuniary interest in the Private Placement Transactions. Mr. Aragona did not participate in the deliberations or voting of the Company's Board with respect to the approval of the Private Placement Transactions.

As part of the financing arrangement between Austin Ventures and the Company, the Company agreed to appoint a nominee of Austin Ventures to the Board of Directors and to include two nominees of Austin Ventures in any slate of directors submitted to shareholders for approval. In July 2004, the Company appointed Ben Scott to the Board of Directors as Austin Venture's nominee. He is associated with Austin Ventures as a venture partner.

The Company and its material subsidiaries granted the Lenders a blanket security interest in all of their assets to secure the timely payment and performance in full of all of the obligations under the Notes. The security interest ranks senior to all indebtedness of the Company other than fully-funded indebtedness of up to $1,500,000.

The Notes are subject to customary events of default, including the failure to pay interest or principal, and specified types of bankruptcy events. Additional events of default include the issuance of certain capital securities that, if not for the limitation noted above, would cause the conversion price of the notes to be lowered by more than 15% of the initial conversion price and the Company engaging in specified types of merger or acquisition transactions. An event of default would require the Company to repay all amounts owing under the Notes.

Total interest expense recorded during the year ended December 31, 2005 was $851,000 (2004 – $446,000). At December 31, 2005, interest payable to Austin Ventures was $876,000.

In January 2005, the Company issued 33,549 Common Shares to Austin Ventures in connection with the repayment of interest owing on the Notes. The Company recorded a loss on settlement of liability of $165,000 in the first quarter of 2005 related to this transaction.

In January 2006, the Company issued 35,259 Common Shares to Austin Ventures in connection with the repayment of interest owing on the Notes. The Company will record a loss on settlement of liabilities of $19,000 in the first quarter of 2006 related to this transaction.

Subsequent to December 31, 2005, the Company received a proposal from Austin Ventures to acquire all of the outstanding common shares not owned by Austin Ventures. (see note 19)

Notes to Consolidated Financial Statements *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

9. Shareholders' equity

During 2003, the Company effected a 10-for-1 share consolidation. The historic common share numbers have been adjusted to reflect this consolidation.

(a) Stock option plans:

(i) Description of the Plans

The Company currently has a Canadian stock option plan, a U.S. stock option plan, a 2000 stock option plan and a 2005 stock option plan (the "Plans"), each of which is intended to attract, retain and motivate employees, officers, directors and consultants. The Company also has two option plans that were adopted upon the completion of prior acquisitions. The stock option committee, in conjunction with the compensation committee, determines, among other things, the eligibility of individuals to participate in the Plans and the term, vesting periods and the exercise price of options granted under the Plans.

The 2000 stock option plan was adopted in December 1999 and replaced, on a prospective basis, the Canadian and U.S. stock option plans. The 2005 stock option plan was adopted in April 2005 and replaced, on a prospective basis, the 2000 stock option plan. The options granted under the 2005 and 2000 plans have a maximum term of 10 years and an exercise price no less than the fair market value of the common shares on the date of the grant as determined by the Board of Directors or a duly authorized committee at the date of the grant. Options held by any person under the new plan, together with any other options granted to that person may not at any time exceed 5% of the aggregate number of common shares outstanding. If a shareholder acquires more than 50% of the Company's common shares or the Company sells all or substantially all of its assets, all options granted under this plan will become vested and exercisable one year from the date of the relevant transaction, or earlier in some circumstances. Since the approval of the 2005 stock option plan in April of 2005, the Company has issued options only under this plan. The Company has reserved 775,000 common shares for issuance under this plan. The Company has reserved 1,050,000 common shares for issuance under the 2000 plan.

In order to increase the number of options available to be issued under the 2000 stock option plan, in 2003, the Company elected to exercise its call right to repurchase 93,931 options issued under the Pre-IPO Canadian stock option plan held by departed employees having an average exercise price of $45.17 per share (ranging from $4.00 to $200.00 per share). Prior to the 2003 repurchase, approximately 103,000 options were outstanding under this plan. All of the options repurchased were out-of-the-money as the market price of the Company's shares at the time of the repurchase was $3.07. The Company paid each of the option holders $0.001 per option (with a minimum of $1.00) to represent legal tender for the transaction. The Company recorded the total amount paid of $198 as compensation expense. The remaining 8,323 options outstanding under the Pre-IPO Canadian option plan are held by individuals who were employed by the Company at the time of the repurchase. It is not the Company's intent to repurchase these options.

The U.S. stock option plan was adopted in October 1999. There are 226 options outstanding under this plan.

(ii) 2004 grant to executive and directors

In December 2004, the Company granted 427,000 options to certain executives, officers and directors of the Company conditional on the Company obtaining shareholder approval at the its annual general meeting held in April 2005. At the meeting, the Company's shareholders approved the grant.

Notes to Consolidated Financial Statements (Tabular amounts in thousands of U.S. dollars, except per share amounts)

These stock options have an exercise price of $5.84 and, subject to certain conditions, vest over four years from the December 2004 grant date. The total fair value at April 28, 2005 was calculated to be $2.8 million using the Black-Scholes option pricing model. The fair value related to those options that remain outstanding will be expensed as stock-based compensation over the vesting period. During the year ended December 31, 2005, the Company recorded approximately $687,000 of stock compensation expense relating to these options.

The following table summarizes the status of the Company's outstanding options at December 31, 2005:

Exercise price ranges		Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	number of options exerciseable	weighted average exercise price
$ -	$ 3.50	279,496	$ 3.14	8.0	106,650	$ 3.10
3.51	5.00	507,329	4.08	8.5	149,262	4.01
5.01	6.50	495,053	5.75	8.5	191,778	5.52
6.51	10.00	104,771	7.44	8.0	43,933	7.37
10.01	50.00	23,242	17.20	6.3	14,454	20.96
50.01	550.00	24,557	189.18	5.0	20,682	186.44
		1,434,448	**$ 8.10**	**8.2**	**526,759**	**$ 12.28**

The following table summarizes the continuity of options issued:

	Year ended December 31, 2005		Year ended December 31, 2004		Year ended December 31, 2003	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	929,915	$ 9.07	724,189	$ 24.62	748,408	$ 37.70
Granted	613,063	5.89	484,438	3.60	268,800	3.12
Exercised	(16,595)	3.69	(5,951)	3.63	-	-
Canceled	(91,935)	4.98	(272,761)	40.75	(293,019)	45.57
Outstanding, end of year	1,434,448	$ 8.10	929,915	$ 9.07	724,189	$ 24.62
Options exercisable, end of year	526,759	$ 12.28	236,920	$ 17.82	212,670	$ 41.43

Notes to Consolidated Financial Statements *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

10. Income taxes

The provision for income taxes differs from the amount computed by applying the combined Canadian Federal and Provincial statutory income tax rate of 36% (2004 – 36%, 2003 – 37%) to loss before income taxes. The sources and tax effects of the differences are as follows:

	2005	2004	2003
Basic rate applied to loss before provision for income taxes	$ (2,187)	$ (2,889)	$ (10,481)
Adjustments resulting from:			
Effect of enacted tax rates on deferred tax asset	–	–	(5,509)
Foreign losses affected at (higher) lower rates	(183)	(299)	(619)
Expiry of tax losses	5,597	–	2,302
Effect of change in foreign exchange rates on deductibles for tax	(600)	(2,835)	(6,469)
Stock-based compensation not deductible for tax	372	55	582
Other non-deductible expenses	413	228	12
Adjustments to fixed assets, tax losses and reserves	2,086	(2,681)	1,590
Amortization and write-down of intangibles	–	–	3,514
Other	97	36	921
	5,595	(8,385)	(14,157)
Change in valuation allowance	(5,595)	8,385	14,157
Income taxes	$ –	$ –	$ –

Significant components of the Company's deferred tax asset are as follows:

	2005	2004
Research and development expenses deferred for income tax purposes	$ 3,127	$ 3,018
Net operating losses carried forward	68,965	74,737
Capital losses carried forward	6,506	6,465
Fixed assets	7,474	7,342
Reserves	576	681
Deferred tax asset	86,648	92,243
Less: valuation allowance	(86,648)	(92,243)
	$ –	$ –

The net operating losses carried forward are subject to expiry if the Company does not utilize the losses prior to the taxation imposed date at which the losses expire. The year in which the losses expire depends upon the year in which the losses arose and the jurisdiction in which the losses were incurred. Of the approximately $68,965,000 in deferred tax assets related to operating losses carried forward, the majority of the asset of $48,253,000 does not begin to expire until 2019. The remaining balance of $20,712,000 expires as to approximately $1,876,000 in 2006, $7,820,000 in 2007, $1,960,000 in 2008, $3,641,000 in 2009, $4,439,000 in 2010, $972,000 in 2011 and $4,000 in 2015.

Notes to Consolidated Financial Statements *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

A subsidiary discontinued its operations during the year and as a result can no longer utilize its net operating loss carry forwards. In prior years, these operating loss carry forwards were described as "not subject to expiry".

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of taxable income during the years in which those temporary differences become deductible. The Company considers projected taxable income, uncertainties related to the industry in which the Company operates, and tax planning strategies in making this assessment. In order to fully realize the deferred tax assets, the Company will need to generate taxable income of approximately $225,350,000 prior to the expiration of the net operating losses carried forward. Due to the uncertainties related to the industry in which the Company operates, the tax benefit of the above carried forward amounts has been completely offset by a valuation allowance.

11. Lease commitments

Future minimum lease payments under non-cancelable operating leases for premises and equipment at December 31, 2005 are as follows:

2006	$ 344
2007	135
2008	108
2009	113
2010	119
2011 and thereafter	-
	$ 819

Rent expense for the year ended December 31, 2005 was $429,000 (2004 - $468,000; 2003 - $850,000). The Company is also responsible for certain common area costs at various leased premises.

As part of the restructuring charge, the Company has recorded a liability of $93,000 (2004 - $93,000) for future lease commitments for vacated premises. The commitments for these leases have been excluded from the amounts in the table above. The liability has been estimated as the amount the Company is contractually obligated to pay related to vacated leased premises, less an estimated amount for sublease arrangements.

Notes to Consolidated Financial Statements *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

12. Contingent liabilities

In June 2001, 724 Solutions, Inc. ("the Company") was named as a defendant in a securities class action filed in United States District Court for the Southern District of New York related to its initial public offering ("IPO") in January 2000. The lawsuits also named certain of the underwriters of the IPO, including Credit Suisse First Boston Corporation and FleetBoston Robertson Stephens, as well as certain former officers and directors of the Company as defendants. Approximately 300 other issuers and their underwriters have had similar suits filed against them, all of which are included in a single coordinated proceeding in the Southern District of New York (the "IPO Litigation"). The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly solicited and received "excessive" commissions from investors and that some investors in the IPO allegedly agreed with the underwriters to buy additional shares in the aftermarket in order to inflate the price of the Company's stock. A consolidated amended complaint was filed April 19, 2002. The Company and its former officers and directors are named in the suits pursuant to Section 11 of the Securities Act of 1933, Section 10(b) of the Exchange Act of 1934, and other related provisions. The complaints seek unspecified damages, attorney and expert fees, and other unspecified litigation costs.

On July 1, 2002, the underwriter defendants in the consolidated actions moved to dismiss the IPO Litigation, including the action involving the Company. On July 15, 2002, the Company, along with other non-underwriter defendants in the coordinated cases, also moved to dismiss the litigation. On February 19, 2003, the Court ruled on the motions. The Court denied the Company's motion to dismiss the claims against it under Rule 10b-5. The motions to dismiss the claims under Section 11 of the Securities Act were denied as to virtually all of the defendants in the consolidated cases, including the Company. In addition, the individual defendants in the IPO Litigation signed a tolling agreement and were dismissed from the action without prejudice on October 9, 2002.

In June 2003, a proposed settlement of this litigation was structured between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers' insurance companies. On or about July 2, 2003, a committee of the Company's Board of Directors conditionally approved the proposed partial settlement. The settlement would provide, among other things, a release of the Company and of the individual defendants for the conduct alleged to be wrongful in the amended complaint. The Company would agree to undertake other responsibilities under the partial settlement, including agreeing to assign away, not assert, or release certain potential claims the Company may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by the Company's insurance carriers.

In June 2004, an agreement of settlement was submitted to the court for preliminary approval. The court requested that any objections to preliminary approval of the settlement be submitted by July 14, 2004, and the underwriter defendants formally objected to the settlement. The plaintiffs and issuer defendants separately filed replies to the underwriter defendants' objections to the settlement on August 4, 2004. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications.

Notes to Consolidated Financial Statements *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005 and completed by January 15, 2006. The settlement fairness hearing has been set for April 26, 2006. Following the hearing, if the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all.

If the proposed settlement is not consummated, the Company intends to continue to vigorously defend itself against these claims. However, due to the inherent uncertainties of litigation the Company cannot accurately predict the ultimate outcome of the IPO Allocation Litigation. No amount is accrued at December 31, 2005, as a loss is not considered probable and estimable.

13. Guarantees

(a) General indemnities

In the normal course of operations, the Company provides indemnification agreements to counterparties in transactions such as purchase contracts, service agreements and leasing transactions. These indemnification agreements may require the Company to compensate the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. Historically, the Company has not made any significant payments under such indemnification. No amount has been accrued in the consolidated financial statements with respect to these indemnification agreements.

(b) Product warranties

The Company's software license agreements generally include certain provisions for indemnifying customers against liabilities if its software products infringe a third party's intellectual property rights. To date, the Company has not incurred any material costs as a result of such indemnification provisions and has not accrued any liabilities related to such obligations in its consolidated financial statements.

The Company's software license agreements also generally include a warranty that its software products will substantially operate as described in the applicable program documentation for a specified period after delivery. The Company also warrants that services it performs will be provided in a manner consistent with industry standards and in accordance with applicable specifications for a specified period from performance of the service. To date, the Company has not incurred any material costs associated with these warranties.

Notes to Consolidated Financial Statements *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

14. Segmented information

The Company operates in a single reportable operating segment, that is, the design and delivery of software products for use by mobile network operators and other customers. The single reportable operating segment derives its revenue from the sale of software and related services. Information about the Company's geographical net revenue and assets is set forth below.

Net revenue by geographic location:

	2005	2004	2003
Canada	$ –	$ –	$ 207
United States	8,966	10,604	10,408
Europe	7,923	4,257	1,417
Asia Pacific	1,376	211	823
	$ 18,265	$ 15,072	$ 12,855

Fixed assets by geographic location:

	2005	2004
Canada	$ 621	$ 784
United States	74	135
Europe	133	214
Asia Pacific	8	2
	$ 836	$ 1,135

For the year ended December 31, 2005, three customers accounted for 32%, 19% and 18% of revenue. For the year ended December 31, 2004, three customers accounted for 51%, 16% and 12% of revenue. For the year ended December 31, 2003, one customer accounted for 52% of revenue.

At December 31, 2005, three customers accounted for 23%, 14% and 14% of the accounts receivable balance. At December 31, 2004, one customer accounted for 63% of the accounts receivable balance. At December 31, 2003, two customers accounted for 50% and 17% of the accounts receivable balance.

15. Supplemental disclosure of cash flow information

The following table presents the supplemental disclosure of cash flow information:

	2005	2004	2003
Supplemental cash flow information:			
Interest paid	$ 317	$ –	$ 7
Interest received	288	107	281

Notes to Consolidated Financial Statements *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

16. Restructuring and other charges

For the years ended December 31, 2004 and 2003, the Company recorded charges for restructuring activities and goodwill. There were no charges in the year ended December 31, 2005.

At December 31, 2005, included in accrued liabilities is the remaining restructuring provision of $93,000, which relates to a restructuring activity undertaken in 2002, specifically to costs associated with an office in Europe that the Company has vacated. Although the space was sublet, the Company is obligated to refurbish the space at the end of the lease. The Company expects to pay out the remaining balance by the end of the first quarter of 2006.

(a) Restructuring charges

(i) Activities in 2004

	Severance	Lease exit costs	Total
Restructuring charges	$ 1,600	$ 500	$ 2,100
Reversals	(926)	–	(926)
Cash payments	(674)	(500)	(1,174)
Provision, December 31, 2004	$ –	$ –	$ –

In the first quarter of 2004, the Company completed a plan to reduce its overall operating costs and to realign its operating expenses and investments by reducing its worldwide workforce by approximately 40 people and consolidating facilities. As a result of these decisions, the Company recorded $2,100,000 in restructuring charges related to severance and lease exit costs. Due to the asset purchase completed in the three months ended June 30, 2004, the Company determined that it would not carry out some employee terminations planned as of the end of the prior quarter. Therefore, in the three months ended June 30, 2004, the Company reversed $900,000 in severance costs included in restructuring charges. This amount had been part of the restructuring charge of $2,100,000 recognized in the first quarter of 2004. Employee terminations not related to the asset purchase and the consolidation of facilities proceeded as planned in 2004. The Company reversed $26,000 in the fourth quarter when it determined that certain cost estimates related to terminations were too high. All amounts provided for were settled or reversed in the year.

(ii) Activities in 2003

	Severance	Lease exit costs	Total
Restructuring charges	$ 775	$ 175	$ 950
Cash payments	(483)	(175)	(658)
Provision, December 31, 2003	292	–	292
Activity during 2004			
Cash payments	(292)	–	(292)
Provision, December 31, 2004	$ –	$ –	$ –

Notes to Consolidated Financial Statements *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

During 2003, the Company reduced its worldwide workforce by approximately 40 people and closed redundant facilities in an effort to reduce its overall operating costs and to realign operating expenses and investments with a view to achieving operational profitability. The restructuring activities were completed within the year shortly after the reduction in the workforce occurred in the second and fourth quarters of the year. All amounts provided for were settled in the year except for severance amounts that were provided for in December 2003. The remaining severance amounts were paid out in the first half of 2004.

(iii) Activities in 2002

	Severance	Lease exit costs	Hosting exit costs	Total
Restructuring charges	$ 7,991	$ 2,472	$ 7,438	$ 17,901
Cash payments	(7,024)	(364)	(4,951)	(12,339)
Non-cash charges	–	(580)	–	(580)
Provision, December 31, 2002	967	1,528	2,487	4,982
Activity during 2003:				
Restructuring charge reversal	–	–	(900)	(900)
Cash payments	(967)	(1,388)	(996)	(3,351)
Provision, December 31, 2003	–	140	591	731
Activity during 2004:				
Restructuring charge reversal	–	–	(181)	(181)
Cash payments	–	(47)	(410)	(457)
Provision, December 31, 2004 and 2005	$ –	$ 93	$ –	$ 93

During 2002, the Company reduced its worldwide workforce by approximately 198 people, closed redundant facilities, wrote down inventory assets that were no longer part of its future strategy and wrote down unused fixed assets. The Company realigned its workforce following this reduction to allow it to focus on delivering software applications and infrastructure software to MNO's while servicing its global installed base of financial services clients. In addition, as part of the restructuring, the Company formalized a three-year arrangement with Computer Sciences Corporation ("CSC"), an unrelated party, whereby CSC will provide application hosting services to support the Company's current hosting agreements until such time as the agreements expire or are assigned to CSC. The Company does not intend to enter into any further hosting agreements and will promote CSC as its preferred supplier of such services.

Notes to Consolidated Financial Statements *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

The restructuring activities undertaken in 2002 were completed within the year, shortly after the reductions in the workforce occurred in the first and fourth quarters of the year. All amounts provided for were settled in the year except for: (i) severance in the amount of $967,000 which was settled in the first half of 2003; (ii) lease exit costs related to abandoned premises in the amount of $1,528,000, $1,388,000 of which was settled in 2003 and $47,000 of which was settled in 2004 leaving $93,000 at December 31, 2004 and December 31, 2005 that the Company expects will be settled by the end of the first quarter of 2006; and (iii) hosting exit costs in the amount of $2,487,000, $996,000 of which was paid out in 2003, $900,000 of which was reversed in 2003 upon the re-negotiation of certain agreements, $410,000 of which was paid out in 2004 and $181,000 of which was reversed in 2004 because certain costs were lower than the Company had estimated. The Company has now fully exited all hosting arrangements related to legacy customers.

(b) 2003 write-down of goodwill

As required by generally accepted accounting principles, the Company performed an annual impairment review of goodwill. The annual impairment review was performed on December 31, 2003, resulting in a reduction of $9,097,000 in the carrying value of goodwill.

As the Company operates in one business segment and has designated this business segment as its only reporting unit, the Company used a trailing average of its market capitalization to determine if there was an indication of impairment. As the trailing average market capitalization was less than the carrying value of its net assets, the Company performed a second test to assess the amount of the impairment. For purposes of performing this second step, the estimated fair value of the Company was allocated to all the assets and liabilities of the Company including those assets that may not have an accounting carrying value such as customer relationships, customer contracts, technology and other intellectual property. This fair value allocation is performed in a manner similar to a business acquisition purchase price allocation. As a result of this assessment, the Company determined that the excess of its estimated fair value over the carrying value of its net assets was attributable to its intangible assets, leaving no remaining value to be allocated to goodwill. As a result, the remaining goodwill was written down to nil.

17. Accrued liabilities

	2005	2004
Compensation and benefits	$ 694	$ 787
Professional and consulting fees	572	717
Travel	116	137
Other	240	460
	$ 1,622	$ 2,101

Notes to Consolidated Financial Statements *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

18. Related parties

The Company obtains legal services relating to corporate, commercial and securities matters from Torys LLP, a law firm with offices in Toronto, Canada and New York. Barry Reiter, a member of the Board of Directors, is a partner of that firm. The Board of Directors of the Company has determined that legal services provided by Torys LLP to us do not interfere with Mr. Reiter's ability to act in the Company's best interests.

During the year ended December 31, 2005 the Company recorded approximately $55,000 in legal expenses related to work performed by Torys (2004 – $91,000; 2003 – $178,000). At December 31, 2005, $11,000 is due to Torys LLP (2004 – $12,000; 2003 – nil).

19. Subsequent events

(a) Proposal from Austin Ventures

On February 28, 2006 the Company received a proposal from Austin Ventures to acquire all of its outstanding common shares not owned by Austin Ventures for cash consideration of $3.07 per common share.

Austin Ventures proposed that the transaction be effected by way of a court-approved plan of arrangement. In addition to court approval, the transaction would require the approval of the Company's shareholders, including by way of a majority of the votes cast by holders other than Austin Ventures and related parties. Options to purchase our common shares would also acquired as part of the acquisition.

Prior to the Austin Ventures proposal, the Board of Directors had formed a Special Committee composed entirely of directors who are independent of management and independent of Austin Ventures to consider potential value enhancing strategic transactions for our shareholders. This Special Committee, in consultation with the Company's financial and legal advisors, reviewed and considered the Austin Ventures proposal, as well as other potential means to maximize shareholder value.

On March 9, 2006, Austin Ventures submitted a revised non-binding proposal to acquire all of the Company's outstanding common shares not owned by Austin Ventures for cash consideration of $3.34 per common share. The Company accepted the revised proposal after careful consideration and evaluation by its Special Committee of independent directors in conjunction with its financial and legal advisors.

The arrangement is also dependent upon receipt of a satisfactory fairness opinion and valuation report and completion by Austin Ventures of its due diligence. The revised and accepted proposal is set to terminate on April 6, 2006 in the event a definitive arrangement agreement is not reached by that date.

(b) Nasdaq notice of non-compliance

On March 8, 2006 the Company received a Nasdaq Staff Deficiency Letter indicating that it fails to comply with the Nasdaq's Marketplace Rule 4310(c)(2)(B). Marketplace Rule 4310(c)(2)(B) requires companies listed on the Nasdaq Capital Market to have a minimum of $2,500,000 in stockholders' equity, or $35,000,000 market value of listed securities, or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years.

The Company submitted a response to Nasdaq and Nasdaq staff is reviewing its eligibility for continued listing on the Nasdaq Capital Market. If Nasdaq is not satisfied with the Company's proposal, they will issue a delisting notice, which can be appealed. In the event such an appeal was not successful, the Company's shares would be delisted from Nasdaq.

Notes to Consolidated Financial Statements (Tabular amounts in thousands of U.S. dollars, except per share amounts)

20. Reconciliation to Canadian GAAP

Under Canadian securities requirements, the Company is required to provide a reconciliation setting out differences between U.S. and Canadian GAAP as applied to the Company's financial statements. This note sets out the differences between U.S. and Canadian GAAP for the years ended December 31, 2005 and 2004. There were no differences between the Company's financial statements as prepared under U.S. and Canadian GAAP for the year ended December 31, 2003.

The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP, which conform in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except for the treatment of the secured convertible notes to related parties.

Under U.S. GAAP, the secured convertible notes payable to related parties are classified entirely as debt except for the beneficial conversion feature, which was recorded as additional paid-in capital. The difference between the amounts allocated to the liability and the principal amount of the notes of $8,000,000 is being amortized as non-cash imputed interest expense over the period to maturity and the liability is being accreted up to its maturity value.

Under Canadian GAAP, the secured convertible notes to related parties are considered compound instruments that are required to be separated into liability and equity components. The Company has calculated the liability component of the secured convertible notes as the present value of the future obligation using a discount rate of 15%, representing the estimated rate that it would be required to pay for similar borrowings with no conversion feature. The liability component amounted to $7,067,000. The residual amount of $933,000 represents the estimated equity component for the conversion option and is included under Canadian GAAP in "equity portion of convertible notes payable to related parties". In addition, under Canadian GAAP the issue costs of $352,000 are allocated between equity and liability components on a proportionate basis while under U.S. GAAP the entire amount is treated as deferred charge. Accordingly, $41,000 of the deferred charge has been shown as an offset to equity for Canadian GAAP purposes, therefore the net "equity portion of convertible notes payable to related parties" is $892,000. The difference between the amounts allocated to the liability and the principal amount of the notes of $8,000,000 is being amortized as non-cash imputed interest expense over the period to maturity and the liability is being accreted up to its maturity value.

For U.S. GAAP purposes, the costs related to the issuance of the secured convertible notes payable was recorded as a long-term asset and are being amortized over the term of the Notes. For Canadian GAAP purposes, these costs have been allocated on a pro rata basis between the debt and equity components of the compound instruments. The amount allocated to the debt component has been recorded as a long-term asset and amortized over the term of the notes and the amount allocated to the equity component has been recorded as a reduction to shareholders' equity.

Notes to Consolidated Financial Statements *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

20. Reconciliation to Canadian GAAP *(continued)*

The following tables present the adjustments required to reconcile the 2005 and 2004 consolidated financial statements presented under U.S. GAAP to Canadian GAAP.

Balance sheet at December 31, 2005

	U.S. GAAP	Adjustments	Canadian GAAP
Assets			
Current assets:			
Cash and cash equivalents	$ 5,272	$ –	$ 5,272
Short-term investments	4,009	–	4,009
Restricted cash	219	–	219
Accounts receivable, net of allowance of $19	2,471	–	2,471
Prepaid expenses and other receivables	522	–	522
Total current assets	12,493	–	12,493
Deferred charges	167	(19)	148
Fixed assets	836	–	836
Total assets	$ 13,496	$ (19)	$ 13,477
Liabilities and shareholders' equity			
Current liabilities:			
Accounts payable	$ 358	$ –	$ 358
Accrued liabilities	1,622	–	1,622
Interest payable to related parties	108	–	108
Deferred revenue	289	–	289
Total current liabilities	2,377	–	2,377
Convertible notes payable to related parties in 2007	7,969	(422)	7,547
Long-term interest payable to related parties in 2007	768	–	768
Total liabilities	11,114	(422)	10,692
Shareholders' equity:			
Common shares	764,859	–	764,859
Additional paid-in capital	1,312	(65)	1,247
Equity portion of convertible notes payable to related parties	–	892	892
Accumulated deficit	(763,996)	(424)	(764,420)
Accumulated other comprehensive income	207	–	207
Total shareholders' equity	2,382	403	2,785
Total liabilities and shareholders' equity	$ 13,496	$ (19)	$ 13,477

Notes to Consolidated Financial Statements *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

20. Reconciliation to Canadian GAAP *(continued)*

Balance sheet at December 31, 2004

	U.S. GAAP	Adjustments	Canadian GAAP
Assets			
Current assets:			
Cash and cash equivalents	$ 5,417	$ –	$ 5,417
Short-term investments	8,005	–	8,005
Restricted cash	210	–	210
Accounts receivable, net of allowance of $18	2,831	–	2,831
Prepaid expenses and other receivables	583	–	583
Total current assets	17,046	–	17,046
Deferred charges	286	(33)	253
Fixed assets	1,135	–	1,135
Total assets	$ 18,467	$ (33)	$ 18,434
Liabilities and shareholders' equity			
Current liabilities:			
Accounts payable	$ 613	$ –	$ 613
Accrued liabilities	2,101	–	2,101
Interest payable to related parties	103	–	103
Deferred revenue	173	–	173
Total current liabilities	2,990	–	2,990
Long-term liabilities	92	–	92
Convertible notes payable to related parties in 2007	7,947	(711)	7,236
Long-term interest payable to related parties in 2007	343	–	343
Total liabilities	11,372	(711)	10,661
Shareholders' equity:			
Common shares	764,530	–	764,530
Additional paid-in capital	279	(65)	214
Equity portion of convertible notes payable to related parties	–	892	892
Accumulated deficit	(757,921)	(149)	(758,070)
Accumulated other comprehensive income	207	–	207
Total shareholders' equity	7,095	678	7,773
Total liabilities and shareholders' equity	$ 18,467	$ (33)	$ 18,434

Notes to Consolidated Financial Statements *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

20. Reconciliation to Canadian GAAP *(continued)*

Statement of operations for the year ended December 31, 2005:

	U.S. GAAP	Adjustments	Canadian GAAP
Revenue:			
Product	$ 7,445	$ –	$ 7,445
Services	10,820	–	10,820
	18,265	–	18,265
Operating expenses:			
Cost of product revenue, other	28	–	28
Cost of service revenue	7,430	–	7,430
Research and development	6,982	–	6,982
Sales and marketing	4,036	–	4,036
General and administrative	3,362	–	3,362
Depreciation	597	–	597
Stock-based compensation:			
Cost of revenue	53	–	53
Research and development	122	–	122
Sales and marketing	136	–	136
General and administrative	720	–	720
Total operating expenses	23,466	–	23,466
Loss from operations	(5,201)	–	(5,201)
Interest expense, net	(709)	(275)	(984)
Loss on settlement of liability	(165)	–	(165)
Loss for the year	$ (6,075)	$ (275)	$ (6,350)
Basic and diluted loss per share	$ (1.01)	$ (0.04)	$ (1.05)
Weighted average number of shares used in computing basic and diluted loss per share (000's)	6,034	6,034	6,034

Notes to Consolidated Financial Statements *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

20. Reconciliation to Canadian GAAP *(continued)*

Statement of operations for the year ended December 31, 2004:

	U.S. GAAP	Adjustments	Canadian GAAP
Revenue:			
Product	$ 8,844	$ –	$ 8,844
Services	6,228	–	6,228
	15,072	–	15,072
Operating expenses:			
Cost of product revenue, other	26	–	26
Cost of service revenue	6,614	–	6,614
Research and development	6,271	–	6,271
Sales and marketing	4,985	–	4,985
General and administrative	3,074	–	3,074
Depreciation	595	–	595
Stock-based compensation:			
Cost of revenue	15	–	15
Research and development	40	–	40
Sales and marketing	34	–	34
General and administrative	63	–	63
Restructuring charges	993	–	993
Total operating expenses	22,710	–	22,710
Loss from operations	(7,638)	–	(7,638)
Interest expense, net	(396)	(149)	(545)
Loss for the year	$ (8,034)	$ (149)	$ (8,183)
Basic and diluted loss per share	$ (1.34)	$ (0.03)	$ (1.37)
Weighted average number of shares used in computing basic and diluted loss per share (000's)	5,984	5,984	5,984

Notes to Consolidated Financial Statements *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

20. Reconciliation to Canadian GAAP *(continued)*

Cash flows from operating activities for the year ended December 31, 2005:

	U.S. GAAP	Adjustments	Canadian GAAP
Cash flows from (used in) operating activities:			
Loss for the year	$ (6,075)	$ (275)	$ (6,350)
Items not involving cash:			
Accretion on convertible notes payable to related parties	22	289	311
Depreciation and amortization	597	–	597
Amortization of deferred charges	119	(14)	105
Stock-based compensation	1,031	–	1,031
Loss on settlement of liability	165	–	165
Changes in operating assets and liabilities:			
Accounts receivable	360	–	360
Prepaid expenses and other receivables	61	–	61
Accounts payable	(255)	–	(255)
Interest payable to related parties	5	–	5
Long-term liabilities	(92)	–	(92)
Long-term interest payable to related parties	425	–	425
Accrued liabilities	(479)	–	(479)
Deferred revenue	116	–	116
Net cash flows (used in) operating activities	(4,000)	–	(4,000)
Cash flows from (used in) financing activities:			
Issuance of common shares on exercise of options	61	–	61
Net cash flows from financing activities	61	–	61
Cash flows used in investing activities:			
Purchase of fixed assets, net	(345)	–	(345)
Maturity of short-term investments	14,402	–	14,402
Purchases of short-term investments	(10,415)	–	(10,415)
Net cash flows (used in) investing activities	3,642	–	3,642
Effect of exchange rate changes on cash	152	–	152
Net decrease in cash and cash equivalents	(145)	–	(145)
Cash and cash equivalents, beginning of year	5,417	–	5,417
Cash and cash equivalents, end of year	$ 5,272	$ –	$ 5,272

Notes to Consolidated Financial Statements *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

20. Reconciliation to Canadian GAAP (continued)

Cash flows from operating activities for the year ended December 31, 2004:

	U.S. GAAP	Adjustments	Canadian GAAP
Cash flows from (used in) operating activities:			
Loss for the year	$ (8,034)	$ (149)	$ (8,183)
Items not involving cash:			
Accretion on convertible notes payable to related parties	12	157	169
Depreciation and amortization	595	–	595
Amortization of deferred charges	66	(8)	58
Stock-based compensation	152	–	152
Other non-cash expenses	21	–	21
Changes in operating assets and liabilities:			
Accounts receivable	(534)	–	(534)
Prepaid expenses and other receivables	65	–	65
Accrued interest on short-term investments	40	–	40
Accounts payable	202	–	202
Interest payable	103	–	103
Long-term liabilities	92	–	92
Long-term interest payable	343	–	343
Accrued liabilities	(1,301)	–	(1,301)
Deferred revenue	(237)	–	(237)
Net cash flows used in operating activities	(8,415)	–	(8,415)
Cash flows from (used in) financing activities:			
Issuance of convertible notes payable to related parties	8,000	–	8,000
Note payable issue costs	(352)	–	(352)
Issuance of common shares on exercise of options	22	–	22
Net cash flows from financing activities	7,670	–	7,670
Cash flows used in investing activities:			
Purchase of fixed assets, net	(1,017)	–	(1,017)
Maturity of short-term investments	7,233	–	7,233
Purchases of short-term investments	(13,490)	–	(13,490)
Net cash flows used in investing activities	(7,274)	–	(7,274)
Net decrease in cash and cash equivalents	(8,019)	–	(8,019)
Cash and cash equivalents, beginning of year	13,436	–	13,436
Cash and cash equivalents, end of year	$ 5,417	$ –	$ 5,417

Selected Financial Data

Years ended December 31, 2005, 2004, 2003, 2002 and 2001 (in thousands of U.S. dollars, except number of shares and per share amounts)

The selected consolidated statement of operations data for the years ended December 31, 2005, 2004, and 2003 and the balance sheet data as of December 31, 2005 and 2004 have been derived from our audited financial statements, which are included elsewhere in this report. The selected consolidated statement of operations data for the years ended December 31, 2002 and 2001 and the balance sheet data as of December 31, 2003, 2002 and 2001 have been derived from other audited financial statements not included in this report. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

	2005	2004	2003	2002	2001
Revenue:					
Product	$ 7,445	$ 8,844	$ 6,964	$ 8,823	$ 27,054
Services	10,820	6,228	5,891	11,905	16,763
Total revenue	18,265	15,072	12,855	20,728	43,817
Operating expenses:					
Cost of product revenue					
Amortization of intangible assets	-	-	3,468	4,418	80,172
Write-down of inventory	-	-	-	2,748	-
Other	28	26	-	-	904
Cost of services revenue	7,430	6,614	6,031	7,277	18,382
Research and development	6,982	6,271	9,433	16,636	39,052
Sales and marketing	4,036	4,985	6,968	17,241	36,807
General and administrative	3,362	3,074	4,086	6,973	15,904
Depreciation	597	595	908	5,068	8,142
Stock-based compensation:					
Cost of services revenue	53	15	14	311	411
Research and development	122	40	1,227	10,872	27,730
Sales and marketing	136	34	296	3,833	11,077
General and administrative	720	63	141	2,787	7,951
Restructuring charges	-	993	50	17,901	16,488
Write-down of fixed assets, goodwill, intangible and other assets	-	-	9,097	7,624	324,617
Total operating expenses	23,466	22,710	41,719	103,689	587,637

Table continued on page 69

Table continued from page 68

	2005	2004	2003	2002	2001
Loss from operations	(5,201)	(7,638)	(28,864)	(82,961)	(543,820)
Interest income (expense), net	(709)	(396)	254	751	5,773
Loss on settlement of liability	(165)	-	-	-	-
Equity in loss affiliate	-	-	-	-	(1,591)
Gain (loss) on sale of investments	-	-	283	150	(4,591)
Write-down of investments	-	-	-	(5,347)	(9,975)
Loss for the period	$ (6,075)	$ (8,034)	$(28,327)	$(87,407)	$(554,204)
Basic and diluted loss per share	$ (1.01)	$ (1.34)	$ (4.73)	$ (14.71)	$ (97.20)
Weighted-average number of shares used in computing basic and diluted loss per share (in thousands)	6,034	5,984	5,983	5,942	5,702

Balance sheet items	2005	2004	2003	2002	2001
Cash and cash equivalents	$ 5,272	$ 5,417	$ 13,436	$ 19,129	$ 60,279
Short-term investments and restricted cash	4,228	8,215	1,946	19,524	28,857
Working Capital	10,116	14,056	14,104	27,306	75,512
Fixed assets, deferred charges, goodwill, intangible and other assets	1,003	1,421	612	13,983	35,729
Total assets	13,496	18,467	18,939	55,666	135,830
Long-term liabilities	-	92	-	-	-
Notes payable to related parties	7,969	7,947	-	-	-
Notes payable, net of current portion	-	-	-	-	296
Leasehold inducements	-	-	-	-	284
Deferred considerations, net of current portion	-	-	-	-	1415
Long-term interest payable to related parties	768	33	-	-	-
Total shareholders' equity	2,382	7,095	14,716	41,289	109,246

Year Ended December 31, 2005

	Nasdaq [US$]		TSX [Cdn. $]	
	High	Low	High	Low
First quarter	$15.34	$6.67	$18.80	$8.15
Second quarter	$14.10	$7.43	$17.23	$9.31
Third quarter	$8.22	$3.99	$10.00	$4.71
Fourth quarter	$5.99	$2.21	$6.94	$2.56

Year Ended December 31, 2004

	Nasdaq [US$]		TSX [Cdn. $]	
	High	Low	High	Low
First quarter	$ 4.39	$ 3.06	$ 5.75	$ 3.85
Second quarter	$ 4.00	$ 2.80	$ 5.23	$ 3.90
Third quarter	$ 3.95	$ 3.00	$ 4.96	$ 4.17
Fourth quarter	$ 7.98	$ 4.13	$ 9.60	$ 5.05

Holders of record

As of June 2, 2006, approximately 33 of the registered holders of common shares had addresses in the U.S. These U.S. shareholders owned 3,944,787 common shares, or approximately 65% of our total issued and outstanding common shares.

Dividend Policy

We have never declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future.

Tax Information

We are incorporated in Canada. Certain U.S. and Canadian tax laws may impact any transactions you make in our common shares, and other matters. Our annual report on Form 10-K contains a summary of these provisions.

Powering the Future of Mobility Services Today

Corporate Information

Share Information

Market Listings [Symbol]
Toronto Stock Exchange [SVN]
Pink Sheets [SVNX]

Corporate Office

724 Solutions (US) Inc.
1221 State Street, Suite 200
Santa Barbara, California 93101
T: 805.884.8308
F: 805.884.8311

Registered Office

724 Solutions Inc.
20 York Mills Road, Suite 201
Toronto, Ontario, Canada M2P 2C2
T: 416.226.2900
F: 416.226.4456

Internet site

www.724.com

Board of Directors

J. Ian Giffen
Chairman

John J. Sims
Chief Executive Officer

Joseph C. Aragona
General Partner
Austin Ventures

James D. Dixon
Former Executive
Bank of America

Barry J. Reiter
Partner
Bennett Jones LLP

Benjamin L. Scott
Venture Partner
Austin Ventures

Officers

John J. Sims
Chief Executive Officer

Stephen Morrison
Chief Financial Officer

Alan Prenoveau
Senior Vice President
Consulting & Delivery Services

Elda Rudd
Vice President, Marketing

Auditors

KPMG LLP, Toronto

Investor and Public Relations

www.724.com/contactus/ir.asp

Transfer Agent

Computershare Trust Company of Canada

7·24 solutions™

Corporate Office

1221 State Street
Suite 200
Santa Barbara, California
93101

T. 805.884.8308
F: 805.884.8311

or a listing of our international offices, please visit our website at

www.724.com